                                                       REGISTRATION NO. 33-56065

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- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION
             (Exact name of registrant as specified in its charter)

                DISTRICT OF COLUMBIA                                      52-089-1669
           (State or other jurisdiction of                   (I.R.S. Employer Identification No.)
           incorporation or organization)


                         2201 COOPERATIVE WAY
                       HERNDON, VIRGINIA 22071
                            (703) 709-6700
         (Address, including zip code, and telephone number,
  including area code, of registrant's principal executive offices)
                    JOHN JAY LIST, GENERAL COUNSEL
       NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
                         2201 COOPERATIVE WAY
                       HERNDON, VIRGINIA 22071
                            (703) 709-6700
      (Name, address, including zip code, and telephone number,
              including area code, of agent for service)

                                                COPIES TO:

                  MARK L. WEISSLER                                      THOMAS R. BROME
           MILBANK, TWEED, HADLEY & MCCLOY                          CRAVATH, SWAINE & MOORE
               1 CHASE MANHATTAN PLAZA                                 825 EIGHTH AVENUE
              NEW YORK, NEW YORK 10005                             NEW YORK, NEW YORK 10019

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this registration statement as determined by market conditions.

     IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. / /

     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. /X/


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


     PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRATION STATEMENT ON FORM S-3 (REGISTRATION NO. 33-35261) PREVIOUSLY FILED BY THE REGISTRANT.
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

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                     SUBJECT TO COMPLETION, APRIL 20, 1995


PROSPECTUS

                            NATIONAL RURAL UTILITIES
                        COOPERATIVE FINANCE CORPORATION

                             COLLATERAL TRUST BONDS

                            ------------------------

     National Rural Utilities Cooperative Finance Corporation ("CFC" or the "Company") intends to issue in one or more series from time to time debt securities (the "Bonds"). The Bonds of each series will be offered to the public on terms determined by market conditions at the time of sale. The Company may sell Bonds for proceeds up to $650,000,000 (or the equivalent thereof if any of the Bonds are denominated in a foreign currency or a currency unit) (i) directly to purchasers, (ii) through agents designated from time to time or (iii) through underwriters or a group of underwriters which may include Lehman Brothers Inc.

     The Bonds may be issued in registered form without coupons, in a form registered as to principal only with or without coupons, in bearer form with or without coupons or any combination thereof. In addition, all or a portion of the Bonds may be issued in temporary or definitive global form. Bonds in bearer form are offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions. See "Limitations on Issuance of Bearer Bonds".

     The Bonds may be sold for U.S. dollars, foreign currencies or foreign currency units, and the principal (including any premium) and any interest on the Bonds may be payable in U.S. dollars, foreign currencies or foreign currency units. The Bonds may be issued in one or more series with the same or various maturities at or above par or with an original issue discount. The specific designation, aggregate principal amount, currency, currencies or currency unit or units in which the principal, premium, if any, or interest, if any, is payable, authorized denominations, purchase price, maturity, rate (or method of calculation) and time of payment of any interest, any redemption terms, any listing on a securities exchange, or other specific terms of the Bonds in respect of which this Prospectus is being delivered ("Offered Bonds") are set forth in the accompanying Prospectus Supplement or in a supplement thereto relating to the specific Offered Bonds (together, the "Prospectus Supplement"), together with the terms of offering of the Offered Bonds.

     For a discussion of certain United States federal income tax consequences, see "United States Taxation".

     A discussion of certain other United States federal tax matters applicable to the Offered Bonds may be set forth in the Prospectus Supplement relating to the Offered Bonds.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
            SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                 CRIMINAL OFFENSE.

                            ------------------------

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF BONDS UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS APRIL   , 1995

     IN CONNECTION WITH AN OFFERING, THE UNDERWRITERS FOR SUCH OFFERING, IF ANY, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED BONDS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ---------------------

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected at the office of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 at the prescribed rates. In addition, certain of the Company's securities are listed on, and reports and other information concerning the Company can also be inspected at, the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

                             ---------------------

                      DOCUMENTS INCORPORATED BY REFERENCE


     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus.



     1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1994.



     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended August 31, 1994, November 30, 1994 and February 28, 1995.



     3. The Company's Current Reports on Form 8-K dated June 14, 1994, September 9, 1994, September 16, 1994, February 28, 1995 and April 13, 1995.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Bonds, shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge upon written or oral request by any person, including any beneficial owner, to whom this Prospectus is delivered a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to Steven L. Lilly, Senior Vice President and Chief Financial Officer, National Rural Utilities Cooperative Finance Corporation, Woodland Park, 2201 Cooperative Way, Herndon, VA 22071. Telephone requests may be directed to (703) 709-6700.
                             ---------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SINCE ITS DATE.

                                  THE COMPANY


     National Rural Utilities Cooperative Finance Corporation ("CFC" or the "Company") was incorporated as a private, not-for-profit cooperative association under the laws of the District of Columbia in 1969. The principal purpose of CFC is to provide its members with a source of financing to supplement the loan program of the Rural Utilities Service ("RUS") (formerly the Rural Electrification Administration) of the United States Department of Agriculture. CFC makes loans primarily to its rural utility system members ("Utility Members") to enable them to acquire, construct and operate electric distribution, generation, transmission and related facilities. CFC also makes loans to service organization members ("Service Members") to finance office buildings, equipment, related facilities and services provided by them to the rural utility systems. CFC has also provided guarantees for tax-exempt financing of pollution control facilities and other properties constructed or acquired by its members, and in addition has provided loans or guarantees through National Cooperative Services Corporation ("NCSC") in connection with certain lease transactions of its members. Also, through Rural Telephone Finance Cooperative ("RTFC"), a controlled affiliate of CFC established in 1987, CFC provides financing to rural telephone and telecommunications companies and their affiliates. In addition, through Guaranty Funding Cooperative, ("GFC"), a controlled affiliate of CFC established in 1991, CFC provides financing for certain members to refinance their debt to the Federal Financing Bank of the United States Treasury ("FFB"). CFC's offices are located at Woodland Park, 2201 Cooperative Way, Herndon, VA 22071 and its telephone number is (703) 709-6700.



     CFC's 1,039 members as of May 31, 1994, included 899 Utility Members, virtually all of which are consumer-owned cooperatives, 71 Service Members and 69 associate members. The Utility Members included 833 distribution systems and 66 generation and transmission ("Power Supply") systems operating in 46 states and U.S. territories. At December 31, 1993, CFC's member systems served approximately 12.4 million consumers, representing service to an estimated 32.5 million ultimate users of electricity, and owned approximately $62.6 billion (before depreciation of $17.9 billion) in total utility plant.



     CFC's long-term loans to Utility Members generally have 35-year maturities. They are made primarily in conjunction with concurrent RUS loans and are generally secured ratably with RUS's loans by a common mortgage on substantially all the Utility Member's property (including revenues). Interest rates on these loans are either fixed or variable. Fixed rates are offered weekly based on CFC's overall cost of long-term capital and may be obtained for any period from one to 30 years. Variable rates are adjusted monthly in line with changes in CFC's cost of short-term funds.


     CFC makes short-term unsecured line-of-credit loans and secured intermediate-term loans with up to five-year maturities. Rates on these loans may be adjusted semi-monthly in line with changes in CFC's short-term cost of funds. The intermediate-term loans are generally made to Power Supply systems in connection with the planning and construction of new generating plants and transmission facilities.

     CFC also makes loans to telecommunication systems through RTFC. Such loans are long-term fixed or variable rate loans with maturities not exceeding 15 years and short-term loans.


     CFC's guarantees are senior obligations ranking on a par with its other senior debt. Even if the system defaults in payment of the guaranteed obligations, the debt cannot be accelerated as long as CFC pays the debt service under its guarantee as due. The system is generally obligated to reimburse CFC on demand for amounts paid on the guarantee, and this obligation is usually secured by a mortgage (often joint with RUS) on the system's property or, in the case of a lease transaction, on the leased property. Holders of $1,214.6 million of the guaranteed pollution control debt (at May 31, 1994) have the right at certain times to tender their bonds for remarketing, and, if they cannot otherwise be remarketed, CFC has committed to purchase bonds so tendered.



     By policy, CFC maintains an allowance for loan and guarantee losses at a level believed to be adequate in relation to the quality and size of its loans and guarantees outstanding. At May 31, 1994, the allowance was $188.2 million. At May 31, 1994, CFC's ten largest borrowers, which were all Power Supply members, had outstanding loans totaling $461.6 million (excluding $394.1 million of loans guaranteed by RUS), which represented approximately 7.5% of CFC's total loans outstanding. As of May 31, 1994, outstanding guarantees for these same ten largest borrowers totaled $2,117.7 million, which represented 79.2% of CFC's total guarantees outstanding, including guarantees of the maximum amounts of lease obligations at such date. On that date, no member had loans and guarantees outstanding in excess of 10% of the aggregate amount of CFC's outstanding loans and guarantees; however, one of the ten largest borrowers, Deseret Generation & Transmission Co-operative ("Deseret"), was in financial difficulty (See "THE RURAL ELECTRIC SYSTEMS--Power Supply Systems"). At May 31, 1994, Deseret accounted for 1.8% of loans outstanding (excluding loans guaranteed by RUS) and 12.6% of guarantees outstanding and exposure to Deseret equalled 26.8% of total Members' Equity, Members' Subordinated Certificates and the allowance for loan and guarantee losses.

     Set forth below is a table showing loans outstanding to borrowers as of the dates shown, loans committed but unadvanced to borrowers at May 31, 1994, and the weighted average interest rates thereon.





                                                                                                                 LOANS COMMITTED
                                                                                                                BUT UNADVANCED AT
                                                   LOANS OUTSTANDING AND WEIGHTED AVERAGE INTEREST                MAY 31, 1994
                                                              RATES THEREON AT MAY 31,                               (A)(B)
                                        ---------------------------------------------------------------------   -----------------
                                           1994                    1993                    1992
                                        -----------             -----------             -----------
                                                                      (DOLLAR AMOUNTS IN THOUSANDS)
Long-term fixed rate secured loans:
  Distribution Systems(C)............   $ 1,502,454     7.69%   $ 1,604,275     8.14%   $ 2,148,974     8.93%      $    12,089
  Power Supply Systems(C)............       273,186     7.56%       179,384     7.80%       135,778     8.29%            9,705
  Service Organizations(C)(D)........        94,104     9.53%        90,090     9.85%        94,183     9.79%           11,461
  Associate Members..................         1,606    10.25%         1,628    10.25%         1,648    10.25%               --
  Telecommunication Organizations....       119,600     9.16%       130,552     9.33%       104,350     9.84%               --
                                        -----------             -----------             -----------                -----------
        Total long-term fixed rate
          secured loans..............     1,990,950     7.85%     2,005,929     8.27%     2,484,933     8.97%           33,255
                                        -----------             -----------             -----------                -----------
Long-term variable rate secured
  loans(E):
  Distribution Systems...............     2,172,799     4.65%     1,975,784     4.63%     1,320,823     5.28%          807,848
  Power Supply Systems...............       170,683     4.65%       178,095     4.63%       221,552     5.25%          436,147
  Service Organizations(D)...........        39,487     4.65%        43,014     4.63%         6,931     5.25%           64,828
  Associate Members..................        29,089     4.45%        26,098     4.38%        27,734     5.00%           47,412
  Telecommunication Organizations....       499,506     4.92%       288,234     4.75%       282,082     5.38%          366,269
                                        -----------             -----------             -----------                -----------
        Total long-term variable rate
          secured loans..............     2,911,564     4.69%     2,511,225     4.64%     1,859,122     5.28%        1,722,504
                                        -----------             -----------             -----------                -----------
Refinancing variable rate loans
  guaranteed by RUS:
  Power Supply Systems...............       533,545     4.87%       297,724     3.94%       287,324     5.21%               --
                                        -----------             -----------             -----------                -----------
Intermediate-term secured loans:
  Distribution Systems...............         4,112     4.90%           320     4.75%           412     5.38%            2,000
  Power Supply Systems...............        21,316     4.90%        28,496     4.75%       152,871     5.38%          234,391
  Service Organizations..............         2,099     4.90%           496     4.75%         1,501     5.38%            5,541
  Telecommunication Organizations....            --        --            --        --            --        --               --
                                        -----------             -----------             -----------                -----------
        Total intermediate-term
          secured loans..............        27,527     4.90%        29,312     4.75%       154,784     5.38%          241,932
                                        -----------             -----------             -----------                -----------
Intermediate-term unsecured loans:
  Distribution Systems...............        13,046     4.90%        10,873     4.75%        31,443     5.38%           10,695
  Power Supply Systems...............        84,515     4.90%            --        --         2,740     5.38%           22,376
  Service Organizations..............            --        --            11     4.75%            27     5.38%               70
  Telecommunication Organizations....         1,265     5.05%            --        --            --        --            1,303
                                        -----------             -----------             -----------                -----------
        Total intermediate-term
          unsecured loans............        98,826     4.90%        10,884     4.75%        34,210     5.38%           34,444
                                        -----------             -----------             -----------                -----------
Short-term loans(F):
  Distribution Systems...............       276,373     4.90%       151,941     4.75%       130,891     5.43%        1,943,335
  Power Supply Systems...............        14,048     4.90%        14,157     4.75%         3,438     5.38%          962,224
  Service Organizations..............        11,812     4.90%        11,873     4.75%        14,335     5.38%           66,463
  Associate Members..................         3,084     4.90%         1,856     4.75%         2,952     5.38%           16,201
  Telecommunication Organizations....        31,176     5.65%        21,370     5.50%        26,032     6.13%          114,172
                                        -----------             -----------             -----------                -----------
        Total short-term loans.......       336,493     4.97%       201,197     4.83%       177,648     5.52%        3,102,395
                                        -----------             -----------             -----------                -----------
Nonperforming loans(G):
  Distribution Systems...............         1,933     8.27%        11,164    10.20%        11,797     9.76%               --
  Power Supply Systems...............        27,948     4.75%        29,584     4.75%         5,225     5.38%               --
  Associate Members..................        12,961     9.00%        12,963     9.00%            --        --               --
  Telecommunication Organizations....         2,098     6.13%         2,117     9.00%            --        --               --
                                        -----------             -----------             -----------                -----------
        Total nonperforming loans....        44,940     6.19%        55,828     6.99%        17,022     8.42%               --
                                        -----------             -----------             -----------                -----------
Restructured loans(H):
  Distribution Systems...............         2,667    18.37%            --        --            --        --            3,000
  Power Supply Systems...............       160,873     8.32%       149,685     7.86%       130,541     7.58%           50,000
  Service Organizations..............         1,833     4.62%         2,000     4.63%            --        --               --
  Associate Members..................            --        --         2,666     4.46%        12,963     5.00%               --
  Telecommunication Organizations....            --        --        18,592     4.77%         2,119     5.38%               --
                                        -----------             -----------             -----------                -----------
        Total restructured loans.....       165,373     8.44%       172,943     7.43%       145,623     7.32%           53,000
                                        -----------             -----------             -----------                -----------
        Total loans..................     6,109,218     5.87%     5,285,042     6.10%     5,160,666     7.13%        5,187,530
                                        -----------             -----------             -----------                -----------
Less: Allowance for loan and
  guarantee losses...................       188,196                 172,571                 157,571                         --
                                        -----------             -----------             -----------                -----------
        Net loans....................   $ 5,921,022             $ 5,112,471             $ 5,003,095                $ 5,187,530
                                        ===========             ===========             ===========                ===========


- ---------------

(A) The interest rates in effect at April 1, 1995, were 7.90% for long-term loans with a seven-year fixed rate term, 6.50% on variable rate long-term loans and 6.85% on intermediate- and short-term loans. The rates in effect at April 1, 1995, on loans to associate members were 8.15% for long-term loans with a seven-year fixed rate term, 6.20% on long-term variable rate loans and 6.85% on short-term loans. The rates in effect at April 1, 1995, on loans to telecommunication organizations were 8.80% for long-term loans with a seven-year fixed rate term requiring a 10% equity investment, 8.65% for long-term loans with a seven-year fixed rate term requiring a 5% equity investment, 6.70% on long-term variable rate loans requiring a 10% equity investment, 6.55% on long-term variable rate loans requiring a 5% equity investment, 6.95% on intermediate-term loans and 7.60% on short-term loans.


(B) Unadvanced commitments include loans approved by CFC for which loan contracts have not yet been executed or for which loan contracts have been executed, but funds have not been advanced.

(C) During calendar year 1995, $141.8 million of such outstanding fixed rate loans, which currently have a weighted average interest rate of 7.99% per annum, will become subject to rate adjustment. During the first quarter of calendar year 1994, long-term fixed rate loans totaling $52.9 million had their interest rates adjusted. These loans will be eligible to readjust their interest rate again during the first quarter of calendar year 1995 to the lowest long-term fixed rate offered during 1994 for the term selected. At January 1 and May 31, 1994, the seven-year long-term fixed rate was 6.55% and 8.00%, respectively.

(D) CFC had loans outstanding to NCSC in each of the periods shown. Long-term fixed rate loans outstanding to NCSC as of May 31, 1994, 1993 and 1992, were $47.8 million, $49.0 million and $50.2 million, respectively. In addition, as of May 31, 1994, CFC had unadvanced long-term fixed rate and long-term variable rate loan commitments to NCSC in the amounts of $5.0 million and $9.7 million, respectively.

(E) Included in long-term variable rate secured loans are $3.5 million, $2.5 million and $2.6 million in unsecured loans to one borrower at May 31, 1994, 1993 and 1992.

(F) All short-term loans are unsecured, except for $18.2 million, $31.6 million and $23.2 million in loans outstanding at May 31, 1994, 1993 and 1992 that are secured.

(G) The rates on nonperforming loans are the weighted average of the stated rates on such loans as of the dates shown and do not necessarily relate to the interest recognized by CFC from such loans.

(H) The rates on restructured loans are the weighted average of the effective rates (based on the present value of scheduled future cashflows) as of the dates shown and do not necessarily relate to the interest recognized by CFC on such loans.

          Set forth below is a table showing CFC's guarantees as of the dates indicated. Substantially all these guarantees have been given on behalf of Power Supply members.

                             CFC MEMBER GUARANTEES

                                                                          MAY 31,
                                                           --------------------------------------
                                                              1994          1993          1992
                                                           ----------    ----------    ----------
                                                           (DOLLAR AMOUNTS IN THOUSANDS)
Long-term tax-exempt bonds..............................   $1,494,200*   $1,576,230*   $1,618,880*
Debt portions of leveraged lease transactions...........      646,472       700,841       739,303
Indemnifications of tax benefit transfers...............      414,512       436,860       404,680
Other guarantees........................................      100,643        99,800       113,211
                                                           ----------    ----------    ----------
               Total....................................   $2,655,827    $2,813,731    $2,876,074
                                                           ==========    ==========    ==========

- ---------------
* Includes $1,214.6 million, $1,120.8 million and $1,068.0 million at May 31, 1994, 1993 and 1992, respectively, of adjustable rate pollution control bonds which can be tendered for purchase at specified times at the option of the holders (in the case of $382.9 million, $358.6 million and $361.4 million of such bonds outstanding at May 31, 1994, 1993 and 1992, respectively, at any time on seven days' notice, in the case of $289.5 million, $233.2 million and $236.3 million outstanding at May 31, 1994, 1993 and 1992, respectively, at any time on a minimum of one day's notice and in the case of the remainder on a five-week or semiannual basis). CFC has agreed to purchase any such bonds that cannot be remarketed. Since the inception of the program CFC has not been required to purchase any such bonds.

     Set forth below are the weighted average interest rates earned by CFC (recognized in the case of non-performing and restructured loans) on all loans outstanding during the fiscal year ended May 31 of the year indicated.

                         INTEREST RATES EARNED ON LOANS


                                                             1994      1993      1992
                                                            ------    ------    ------
            Long-term fixed rate.........................    8.63%     9.15%     9.16%
            Long-term variable rate......................    4.08%     4.99%     6.09%
            Telecommunication organizations..............    5.58%     6.32%     7.26%
            Refinancing loans guaranteed by RUS..........    4.01%     4.09%     5.97%
            Intermediate-term............................    4.41%     4.93%     6.03%
            Short-term...................................    4.38%     5.08%     6.18%
            Associate members............................    4.21%     4.74%     6.09%
            Non-performing...............................    1.19%     1.26%     7.96%
            Restructured.................................    2.33%     1.92%     3.52%
                           All loans.....................    5.66%     6.54%     7.86%


     Borrowed funds for CFC's programs are derived primarily from the sale to its members of its Subordinated Certificates, the sale of Collateral Trust Bonds and Medium-Term Notes and the sale of its commercial paper and bank bid notes. Set forth below is a table showing CFC's outstanding borrowings and the interest rates thereon as of the dates shown.

                                 CFC BORROWINGS

                                                                  AMOUNTS OUTSTANDING AT MAY 31,
                                       -------------------------------------------------------------------------------------
                                          1994                          1993                           1992
                                       ----------                    ----------                     ----------
                                                                   (DOLLAR AMOUNTS IN THOUSANDS)
Long- and intermediate-term debt:(A)
  9 1/4% Series P Bonds, Due
    1992(B).........................   $       --                    $       --                     $   99,700
  10 1/2% Series N Bonds, Due
    1995(B).........................           --                            --                        100,000
  9 3/8% Series Q Bonds, Due
    1995(B).........................           --                       149,800                        149,800
  9 5/8% Series R Bonds, Due
    1996(B).........................           --                        99,600                         99,600
  9.85% Series S Bonds, Due
    1996(B).........................           --                        99,700                         99,700
  9 1/2% Series T Bonds, Due 1997...      150,000                       149,800                        149,800
  8 1/2% Series U Bonds, Due 1998...      149,800                       149,800                        149,800
  7.40% Series A Bonds, Due 2007....        2,819                         6,319                          8,619
  9 3/4% Series F Bonds, Due
    2009(B).........................           --                            --                         76,769
  Floating Rate Series E-2 Bonds,
    Due 2010........................        2,253                         2,279                          2,315
  9% Series O Bonds, Due 2016.......       87,400                        91,600                         95,800
  9% Series V Bonds, Due 2021.......      150,000                       149,800                        149,800
  Medium-Term Notes and weighted
    average interest rates..........      472,208       (6.99%)         456,538        (7.29%)         537,365       (7.90%)
                                       ----------                    ----------                     ----------
      Total long- and
        intermediate-term
        debt and weighted average
        interest rates(C)...........    1,014,480(D)    (8.06%)       1,355,236        (8.56%)       1,719,068       (8.90%)
  Members' Subordinated
    Certificates,
    including advance payments and
    weighted average interest
    rates(E)........................    1,086,529       (4.46%)       1,066,755        (4.58%)       1,056,928       (4.17%)
                                       ----------                    ----------                     ----------
      Total long- and
        intermediate-term
        debt and Members'
        Subordinated
        Certificates and weighted
        average interest rates......   $2,101,009       (6.20%)      $2,421,991        (6.81%)      $2,775,996       (7.10%)
                                       ==========                    ==========                     ==========
Short-term debt(F) and weighted
  average interest rates(G).........   $3,637,975       (4.23%)      $2,533,624        (3.14%)      $2,143,815       (3.85%)
                                       ==========                    ==========                     ==========
Total debt and weighted average
  interest rates at May 31..........   $5,738,984       (4.95%)      $4,955,615        (4.93%)      $4,919,811       (5.68%)
                                       ==========                    ==========                     ==========

- ---------------
(A) Net of $0.2 million, $1.5 million and $30.7 million principal amount of bonds held in Treasury at May 31, 1994, 1993 and 1992, respectively, of which $0.2 million, $1.5 million and $1.8 million, respectively, was purchased in connection with CFC's deferred compensation program.

(B) Series N Collateral Trust Bonds were called July 2, 1992. Series P Collateral Trust Bonds matured November 1, 1992. Series F Collateral Trust Bonds were called September 3, 1992, at a premium of 4.07%. Series Q Collateral Trust Bonds were called on June 16, 1993, at par. Series R Collateral Trust Bonds were called on February 2, 1994, at par. Series S Collateral Trust Bonds were called on April 18, 1994, at par.

(C) Excludes $2,030.0 million, $2,030.0 million and $1,750.0 million of Commercial Paper classified as long-term debt as of May 31, 1994, 1993 and 1992, respectively.

(D) Total long- and intermediate-term debt includes $200.8 million which will be due or is expected to be redeemed, during fiscal year 1995.

(E) Excluding $107.1 million, $116.5 million and $128.0 million of Debt Service Reserve Certificates, and $29.3 million, $32.4 million and $36.2 million of subscribed but unissued Subordinated Certificates as of May 31, 1994, 1993 and 1992, respectively, since such funds are not generally available for investing in earning assets.

(F) Net of discount; includes $2,030.0 million, $2,030.0 million and $1,750.0 million of Commercial Paper classified as long-term debt as of May 31, 1994, 1993 and 1992, respectively. Includes $209.0 million, $335.0 million and $100.0 million of Bank Bid Notes at May 31, 1994, 1993 and 1992, respectively.

(G) Average interest rates are weighted on the basis of amounts of outstanding borrowings without adjustment for bank credit compensation arrangements for short-term borrowings.

     Set forth below are the weighted average interest costs incurred by CFC on its commercial paper and bank bid notes (giving effect to bank credit compensation arrangements) and long-term borrowings (including discount and issuance expenses on Collateral Trust Bonds) during the periods shown.

                        INTEREST COSTS ON CFC BORROWINGS

                                                                 YEARS ENDED MAY 31,
                                                             ---------------------------
                                                              1994      1993      1992
                                                             ------    ------    -------
        Short-term borrowings.............................    3.67%     3.61%      5.23%
        Long-term borrowings..............................    8.63%     8.92%      9.40%
             All borrowings...............................    5.14%     5.80%      7.18%

     Due to its non-profit character, CFC does not seek to maximize its operating margins, but rather to achieve margins only to the extent considered by CFC to be consistent with sound financial practice. CFC is exempt from the payment of Federal income taxes.

                                USE OF PROCEEDS

     Except as may be otherwise provided in a Prospectus Supplement, the net proceeds from the sale of the Bonds will be added to the general funds of the Company and will be available for making loans to members, the repayment of short-term borrowings, the refinancing of existing long-term debt and for other corporate purposes. The Company expects to incur additional indebtedness from time to time, the amount and terms of which will depend upon the volume of its business, general market conditions and other factors.

                         SUMMARY FINANCIAL INFORMATION

     The following is a summary of selected financial data for each of the five years ended May 31, 1994.

                                       1994          1993          1992          1991          1990
                                    ----------    ----------    ----------    ----------    ----------
                                                      (DOLLAR AMOUNTS IN THOUSANDS)
For the year ended May 31:
Operating income.................   $  324,682    $  336,387    $  402,255    $  428,974    $  423,989
                                    ==========    ==========    ==========    ==========    ==========
Operating margin.................   $   29,159    $   38,352    $   42,809    $   28,564    $   36,542
Nonoperating income..............        4,029         3,296         2,744         3,883         2,731
Gain on sale of building.........           --            --            --        15,858            --
Extraordinary loss(A)............           --        (3,161)       (1,398)       (2,800)           --
                                    ----------    ----------    ----------    ----------    ----------
Net margins......................   $   33,188    $   38,487    $   44,155    $   45,505    $   39,273
                                    ==========    ==========    ==========    ==========    ==========
Fixed charge coverage ratio(A)...         1.13          1.16          1.14          1.14          1.11
                                    ==========    ==========    ==========    ==========    ==========
As of May 31:
Assets...........................   $6,224,296    $5,464,144    $5,401,473    $5,139,624    $4,963,966
                                    ==========    ==========    ==========    ==========    ==========
Long-term debt(B)(C).............   $2,841,220    $3,095,488    $2,971,074    $3,204,357    $3,113,006
                                    ==========    ==========    ==========    ==========    ==========
Members' subordinated
  certificates...................   $1,222,858    $1,215,547    $1,221,095    $1,181,010    $1,189,993
                                    ==========    ==========    ==========    ==========    ==========
Members' equity..................   $  260,968    $  258,299    $  246,320    $  243,491    $  227,201
                                    ==========    ==========    ==========    ==========    ==========
Leverage ratio(D)................         4.63          4.41          4.44          4.43          4.29
                                    ==========    ==========    ==========    ==========    ==========

- ---------------

(A) During the years ended May 31, 1993, 1992 and 1991, CFC paid premiums totaling $3.2 million, $1.4 million, and $2.8 million respectively, in connection with the prepayment of Collateral Trust Bonds. Margins used to compute the fixed charge coverage ratio represent net margins before extraordinary loss resulting from redemption premiums on bonds plus fixed charges. The fixed charges used in the computation of the fixed charge coverage ratio consist of interest and amortization of bond discount and bond issuance expenses. The ratio for the nine months ended February 28, 1995 is 1.17. Such ratio may not be representative of the ratio for the full fiscal year ending May 31, 1995.


(B) Includes commercial paper reclassified as long-term debt and excludes portion of long-term debt due within one year.

(C) Excludes $200.8 million, $286.8 million, $494.5 million, $109.6 million and $65.1 million in long-term debt that comes due, matures and/or will be redeemed early during fiscal years 1995, 1994, 1993, 1992 and 1991, respectively.

(D) In accordance with CFC's revolving credit agreements, the leverage ratio is calculated by dividing debt and guarantees outstanding, excluding debt used to fund loans guaranteed by the U.S. Government, by the total of Members' Subordinated Certificates and Members' Equity.

     CFC has had outstanding guarantees for its members' indebtedness in each of the fiscal years shown above. Members' interest expense on such indebtedness was approximately $124.3 million for the year ended May 31, 1994.

     The Company does not have outstanding any common stock and does not pay dividends. CFC expects to retire half of each year's Patronage Capital Certificates, which represent allocations of CFC's net margins for such year, during the next fiscal year, and expects to retire the remaining half of the year's Patronage Capital Certificates after 15 years with due regard for CFC's financial condition.

                                 CAPITALIZATION


     The following table shows the capitalization of the Company as of February 28, 1995.



                                                                            (DOLLARS
                                                                               IN
                                                                           THOUSANDS)
        SENIOR DEBT:
          Short-term Indebtedness(A)....................................   $1,611,591
          Long-term Debt(A).............................................    3,699,259
                                                                           ----------
                  Total Senior Debt(B)..................................    5,310,850
                                                                           ----------
        SUBORDINATED DEBT AND MEMBERS' EQUITY:
          Members' Subordinated Certificates(C).........................    1,239,887
          Members' Equity(D)............................................      271,807
                                                                           ----------
                  Total Capitalization..................................   $6,822,544
                                                                           ==========


- ------------

(A) Short-term indebtedness is used to fund the Company's short-, intermediate- and long-term variable rate loans, as well as its long-term fixed rate loans on a temporary basis. It generally consists of commercial paper with maturities of up to nine months. To support its own commercial paper and its obligations with respect to tax-exempt debt issued on behalf of members, the Company had at February 28, 1995 bank revolving credit agreements providing for borrowings aggregating up to $4,050,000,000. The Company's ability to borrow under the revolving credit agreements is subject to continued satisfaction of certain conditions, including the maintenance of Members' Equity and Members' Subordinated Certificates of at least $1,334,400,000 increased each fiscal year after 1994 by 90% of net margins not distributed to Members and an average fixed charge coverage ratio over the six most recent fiscal quarters of at least 1.025. The revolving credit agreements also require a fixed charge coverage ratio of 1.05 for the preceding fiscal year as a condition to the retirement of patronage capital and prohibit the Company from pledging collateral in excess of 150% of the principal amount of collateral trust bonds outstanding. Commercial paper in the amount of $2,430,000,000, which is supported by a three-year revolving credit agreement, is shown as long-term debt. Long-term debt also includes the Company's outstanding collateral trust bonds and Medium-Term Notes. The outstanding collateral trust bonds have been issued under a separate indenture and are secured by a separate pool of collateral.



(B) At February 28, 1995, the Company had outstanding guarantees of tax-exempt securities issued on behalf of members in the aggregate amount of $1,497,545,000. Guaranteed tax-exempt securities include $1,199,955,000 of long-term adjustable or floating/fixed rate pollution control bonds which are required to be remarketed at the option of the holders. The Company has agreed to purchase any such bonds that cannot be remarketed, with the exception of $106,700,000 of certain variable rate bonds. At February 28, 1995, the Company had guaranteed its members' obligations in connection with certain lease transactions and other debt in the amount of $1,073,329,000.



(C) Subordinated Certificates are subordinated obligations purchased by members as a condition of membership and in connection with the Company's extension of long-term credit to them. Those issued as a condition of membership ($637,685,000 at February 28, 1995) generally mature 100 years from issuance and bear interest at 5% per annum. The others either mature 46 to 50 years from issuance, or mature at the same time as, or amortize proportionately with, the credit extended, and either are non-interest bearing or bear interest at varying rates.


(D) The Company allocates its net margins among its members in proportion to interest earned by the Company from such members within various loan pools. The Company intends to return the amounts so allocated to its members 50% in the following year and the remaining 50% after 15 years with due regard for the Company's financial condition. The six years of unretired allocations that are currently held by the Company will be retired over the next 15 years commencing with the retirement made in August 1994. The current policy of RTFC is to retire 50% of current year's margins with 8 1/2 months of the end of the fiscal year with the remainder to be retired at the discretion of RTFC's Board of Directors. The current policy of Guaranty Funding Cooperative, a controlled affiliate of the Company, is to retire 100% of current year's margins shortly after the end of the fiscal year.

                           THE RURAL ELECTRIC SYSTEMS

GENERAL


     CFC's 899 rural electric Utility Members as of May 31, 1994, were drawn from the approximately 930 rural electric utility systems (the "systems") which were eligible for RUS loans. A large proportion of the eligible systems are members of CFC and information regarding these systems is available in the Annual Statistical Reports of RUS ("RUS Reports"), therefore, commentary in this section is based on information about the systems generally, rather than CFC members alone (see Note on page 15). However, the Composite Financial Statements on pages 16 to 18 relate only to CFC Utility Members. At December 31, 1993, and for the year then ended, CFC's members accounted for approximately 98% of the total utility plant, 93% of the total equity, 97% of the net margins and 93% of the total number of systems covered by RUS Reports, and CFC believes that its members are representative of the systems as a whole.



     Although generally stable retail rates have been the historical pattern of RUS borrowers, in the 1970's and early 1980's rising costs of fuel, material, labor, capital and wholesale power required rate increases by most of the distribution systems. Increases in costs have also resulted in rate increases by the power supply systems. Virtually all power contracts between power supply systems and their member distribution systems provide for rate increases to cover increased costs of supplying power, although in certain cases such increases must be approved by regulatory agencies. During the last five years costs and rates have generally been stable.



THE RUS PROGRAM



     Since the enactment of the Rural Electrification Act of 1936, RUS has financed the construction and operation of electric generating plants, transmission facilities and distribution systems in order to provide electricity to persons in rural areas who were without central station service. Principally through the organization of systems under the RUS loan program in 46 states and U.S. territories, the percentage of farms and residences in rural areas of the United States receiving central station electric service increased from 11% in 1934 to almost 99% currently. Rural electric systems serve 11% of all consumers of electricity in the United States. They account for approximately 8% of total sales of electricity and about 6% of energy generation and generating capacity.



     In 1949, the Act was amended to allow RUS to lend for the purpose of furnishing and improving rural telephone service. At December 31, 1993, 883 of RUS's 940 telephone borrowers provided service to 5.6 million subscribers throughout the United States and its territories (reporting information was not available for the remaining 57 borrowers).



     The Rural Electrification Act provides for RUS to make insured loans and to provide other forms of financing assistance to borrowers. RUS is authorized to make direct loans at below-market rates to systems which are eligible to borrow from it. RUS is also authorized to guarantee loans which have been used mainly to provide financing for construction of Bulk Power Supply Projects. Guaranteed loans bear interest at a rate agreed upon by the borrower and the lender (which generally has been the FFB). For telephone borrowers, RUS also provides financing through the Rural Telephone Bank ("RTB"). The RTB is a government corporation providing financing at rates reflecting its cost of capital. RUS exercises a high degree of financial and technical supervision over borrowers' operations. Its loans and guarantees are secured by a mortgage on substantially all the system's property and revenues.



     Legislation has been proposed which would provide funding of $675 million for the RUS insured loan program for electric borrowers for fiscal year 1995 and $498 million for telephone borrowers through RUS and the RTB. In addition, $300 million was proposed for the RUS guaranteed loan program.



     Legislation has been enacted which allows RUS borrowers to prepay their loans to RUS at a discount based on the government's cost of funds at the time of prepayment. If a borrower chooses to prepay its notes, it becomes ineligible for future RUS lending for a period of ten years, except in certain specified instances. Regulations regarding the note buy-out, relating to computation of discount and certain issues concerning potential taxes on gains, were adopted on March 22, 1994. As of May 31, 1994, no borrowers have prepaid their RUS loans under these rules.

DISTRIBUTION SYSTEMS


     Distribution systems are local utilities distributing electric power, generally purchased from wholesale sources, to consumers in their service areas. Virtually all are locally-managed cooperative, non-profit associations, and most have been in operation for at least 40 years. At December 31, 1993, the approximate number of consumers served by RUS borrowers was 12.4 million, representing an estimated 32.5 million ultimate users. Aggregate operating revenues of the distribution systems from sales of electric energy for the year ended December 31, 1993, totaled $15.1 billion, of which 66% was derived from the sales of electricity to residential consumers (farm and non-farm), 30% from such sales to commercial and industrial consumers and the remainder from sales to various other consumers.


     The composite TIER of CFC member distribution systems increased to 2.54 in 1993 from 2.19 in 1992. The composite DSC ratio increased to 2.44 in 1993 from
2.07 in 1992. Composite equity as a percent of total assets for member distribution systems increased from 39.44% at December 31, 1992 to 40.83% at December 31, 1993.


     The cost of purchased wholesale power in 1993 amounted to 65.95% of the total revenues of the distribution systems. Information from RUS concerning the amount of energy generated and purchased by RUS borrowers including distribution systems during the 12 months ended December 31, 1992 (1993 data is not yet available) indicates that 18.4% was purchased from power companies including investor-owned utilities and industrial and manufacturing corporations, 55.5% from rural electric power supply systems and other distribution systems having generating facilities, 18.8% from Federal agencies and 7.3% from publicly-owned power suppliers, such as municipal systems.



     Wholesale power supply contracts ordinarily guarantee neither an uninterrupted supply nor a constant cost of power. Contracts with RUS-financed power supply systems (which generally require the distribution system to purchase all its power requirements from the power supply system) provide for rate increases to pass along increases in sellers' costs (subject in certain cases to regulatory approval). The wholesale power contracts permit the power supply system, subject to RUS approval, and, in certain circumstances, regulatory agencies, to establish rates to its members so as to produce revenues sufficient, with revenues from all other sources, to meet the costs of operation and maintenance (including, without limitation, replacements, insurance, taxes and administrative and general overhead expenses) of all generating, transmission and related facilities, to pay the cost of any power and energy purchased for resale, to pay the costs of generation and transmission, to make all payments on account of all indebtedness and leases of the power supply system and to provide for the establishment and maintenance of reasonable reserves. The rates under the wholesale power contracts are required to be reviewed by the Board of Directors of the power supply system at least annually.



     Power contracts with investor-owned utilities, or power supply systems which do not borrow from RUS generally have rates subject to regulation by the Federal Energy Regulatory Commission ("FERC"). Contracts with Federal agencies generally permit rate changes by the selling agency (subject, in some cases, to Federal regulatory approval). In the case of many distribution systems, only one power supplier is within a feasible distance to provide wholesale electricity.


POWER SUPPLY SYSTEMS


     Power supply systems are utilities which purchase or generate electric power and provide it wholesale to distribution systems for delivery to the ultimate retail consumer. Of the 62 operating power supply systems financed in whole or in part by RUS or CFC at December 31, 1993, 61 were cooperatives owned directly or indirectly by groups of distribution systems and one was government owned. Of this number, 39 had generating capacity of at least 100,000 kilowatts, and eight had no generating capacity. Five of the eight systems with no generating capacity operated transmission lines to supply certain distribution systems, one has applied for RUS financing for its first transmission facility and two are currently building their first transmission facilities. Certain other power supply systems had been formed but did not yet own generating or transmission facilities. At December 31, 1993, the 55 power supply systems reporting to RUS owned 145 generating units with a total generating capacity of approximately 29,597,000 kilowatts, or approximately 4.3% of the nation's estimated electric generating capacity, and served 716 RUS distribution system borrowers (representing an average for the year of approximately 8.5 million consumers). Certain of the power supply systems which own generating plants lease these facilities to others and purchase their power requirements from the lessee-operators.

     Of the power supply systems' total generating capacity in place as of December 31, 1993, steam plants accounted for 94.2% (including nuclear capacity representing approximately 10.2% of such total generating capacity), internal combustion plants accounted for 5.5% and hydroelectric plants accounted for 0.3%. RUS loans and loan guarantees as of December 31, 1993, have provided funds for the installation of over 34,031,000 kilowatts, of which nuclear capacity is approximately 3,806,000 kilowatts, or 11.2% of the total, of which 1,279,000 kilowatts have officially been cancelled, or 3.8% of the total.


     The high level of growth in demand for electricity experienced in the 1970's was not expected to decline in the 1980's and the power supply systems continued their construction programs in anticipation of continued growth in demand. During the 1980's, however, slower growth in power requirements of the systems reduced the need for additional generating capacity in most areas of the country. Thus, many areas are now experiencing a surplus of generating capacity and, as a result, some power supply systems have significant amounts of fixed costs for power plant investment not fully supported by increased revenues.


     While the level of funds needed for new generating units is expected to be low over the next few years, the need for transmission and capital additions will continue to generate substantial long-term capital requirements. The power supply systems are expected to continue to seek to satisfy these requirements primarily through the RUS loan guarantee program.



     Deseret Generation & Transmission Co-operative ("Deseret") and its major creditors entered into an Agreement Restructuring Obligations ("ARO") document that restructured Deseret's debt obligations to RUS, CFC and certain other creditors, including certain lease payments due on the Bonanza Power Plant. The ARO, which closed in January 1991 with an effective date of January 1, 1989, provides for the reduction of Deseret's debt service and rental obligations on the Bonanza Power Plant until 1996 when large sales of power are intended to commence.



     Under the ARO assumptions, CFC expects to fund Deseret's cash flow shortfalls until at least 1996 under its various guarantees of debt obligations. Deseret's ability to generate enough cash flow to service its current debt and rental payments as well as to begin repayment of the shortfall funded by CFC thereafter depends on whether it is able to make the large power sales on which the ARO is premised. Changes in power demands of Deseret's distribution system members and the inability of Deseret to sell power to nonmembers at prices contemplated prior to closing the ARO have resulted in the revision of Deseret's cash flow projections since the closing of the ARO. As a result of these changes, Deseret may be unable to satisfy its payment obligations under the ARO as early as the end of 1995.



     Under the ARO, CFC expected to fund Deseret's cash flow shortfalls totaling $117 million and expected a maximum exposure of $439 million in 1996. At February 28, 1995, CFC had funded $115.9 million of the shortfall. CFC's current exposure of $456.4 million is greater than the expected maximum from the ARO because it loaned Deseret funds for the early redemption, at a premium, of two high interest rate bond issues.



     In response to requests for proposals which Deseret sent out, Deseret is now evaluating requests from parties for the purchase of power, assets or the entire Deseret system. Deseret has announced its intention to develop a restructuring proposal on a stand alone basis, by mid-year 1995.



     CFC has placed all loans to Deseret on a nonaccrual basis with respect to interest income recognition. CFC does not anticipate interest income recognition on the outstanding loans until Deseret's power sales produce cash flows sufficient to service all debts.



     As part of a separate agreement, in conjunction with the ARO, CFC will be obligated to repay out of payments by Deseret $25.9 million (plus interest) received from a party to the Bonanza lease transaction to cover shortfalls in the July 1989, January 1990 and July 1990 lease payments which were funded by that party. This amount will be repaid if the available annual cash flows were to exceed the debt repayment requirements as defined in the ARO (i.e., CFC is no longer required to fund a shortfall).



     As of February 28, 1995, CFC had approximately $456.4 million in current credit exposure on behalf of Deseret consisting of $133.6 million in secured loans and $322.8 million for guarantees by CFC of various direct and indirect obligations of Deseret. CFC's guarantees include $8.7 million in tax-benefit indemnifications and $29.8 million relating to mining equipment for a coal supplier of Deseret. The remainder of CFC's guarantee is for semiannual debt service payments on $284.3 million of bonds issued in a $655 million leveraged lease financing of a generating station in 1985. Under the ARO, CFC has also provided Deseret a $20.0 million five-year senior secured line of credit. At February 28, 1995, there was no balance outstanding under this line of credit.



     During calendar year 1994 Deseret made monthly cash payments to CFC which equaled the amount due under the ARO.


     CFC believes that, given the underlying collateral value and the terms of the ARO, it has adequately reserved for any potential loss on its loans and guarantees to Deseret.

     Certain other CFC borrowers have defaulted on their obligations, and CFC is participating in efforts to restructure the debt of such borrowers or is pursuing collection in certain instances. CFC believes that adequate reserves have been established for any loss contingencies associated with its loans and guarantees. Further information concerning these matters can be found in the financial statements incorporated by reference into this Prospectus.

REGULATION AND COMPETITION


     The degree of regulation of rural electric systems by state authorities varies from state to state. The retail rates of rural electric systems are regulated in 17 states (in which there are approximately 289 systems). Distribution systems in these states account for approximately 34% of the total operating revenues and patronage capital of all distribution systems nationwide. State agencies, principally public utility commissions, of 20 states regulate those states' approximately 300 systems as to the issuance of long-term debt securities. In six states (in which there are approximately 100 systems) state agencies regulate, to varying degrees, the issuance of short-term debt securities. Since 1967, the Federal Power Commission and its successor, FERC, which regulates interstate sales of energy at wholesale, have taken the position that it lacks jurisdiction to regulate cooperative rural electric systems which are current borrowers from RUS. However, rural electric cooperatives that pay off their RUS debt or never incur RUS debt may be regulated by FERC with respect to financing and/or rates. To date four power supply systems and one distribution system are regulated by FERC.


     Varying degrees of territorial protection against competing utility systems are provided to distribution systems in 41 states (in which over 92% of the distribution systems are located). Changes in administrative or legislative policy in several states may result in more or in less territorial protection for the distribution systems.

     In addition to competition from other utility systems, some distribution systems have expressed increasing concern about the loss of desirable suburban service areas as a result of annexation by expanding municipal or franchised investor-owned utility systems, regardless of the degree of territorial protection otherwise provided by applicable law. The systems are also subject to competition from alternate sources of energy such as bottled gas, natural gas, fuel oil, diesel generation, wood stoves and self-generation.

     The systems, in common with the electric power industry generally, may incur substantial capital expenditures and increases in operating costs in order to meet the requirements of both present and future Federal, state and local standards relating to safety and environmental quality control. These include possible requirements for burying distribution lines, and meeting air and water pollution standards.

     On November 15, 1990, amendments to the Clean Air Act of 1970 (the "Amendments"), designed to cause utilities and others to reduce emissions, became law. The Amendments contain a range of compliance options and a phase-in period which will help mitigate the immediate costs of implementation. Many of CFC's member systems already comply with the provisions of the Amendments. CFC is currently monitoring the overall impact of the Amendments on individual member systems, which must implement compliance plans and operating or equipment modifications for Phase I of the Act (1995), and for those affected in Phase II of the Act (2000). Compliance plans for member systems with units affected in Phase I primarily involve fuel switching to low-sulfur coal. The trading of emission allowances may also be an economical alternative in Phase II. Some member systems originally believed to be affected by the Amendments have developed strategies that minimize the Amendments' impact. At this time, it is not anticipated that the Amendments will have a material adverse impact on the quality of CFC's loan portfolio.

FINANCIAL INFORMATION


     The systems differ from investor-owned utilities in that the vast majority are cooperative, non-profit organizations operating under policies which provide that rates should be established so as to minimize rates over the long-term. Revenues in excess of operating costs and expenses are referred to as "net margins and patronage capital" and are treated as equity capital furnished by the systems' consumers. This "capital" is transferred to a balance sheet account designated as "patronage capital," and is usually allocated to consumers in proportion to their patronage. Such capital is not refunded to them for a period of years during which time it is available to the system to be used for proper corporate purposes. Subject to their applicable contractual obligations, the systems may refund such capital to their members when doing so will not impair the systems' financial condition. In the terminology of the Uniform System of Accounts prescribed by RUS for its borrowers, "operating revenues and patronage capital" refers to all utility operating income received during a given period.



     Similar to the practice followed by investor-owned utilities pursuant to FERC procedures and as prescribed by RUS, the systems capitalize as a cost of construction the interest charges on borrowed funds ("interest charged to construction") and the estimated unearned interest attributable to internally-generated funds ("allowance for funds used during construction") used in the construction of generation, and to a lesser extent transmission and distribution facilities. This accounting policy, which increases net margins by the amounts of these actual and imputed interest charges, is based on the premise that the cost of financing construction is an expenditure serving to increase the productive capacity and value of the utility's assets and thus should be included in the cost of the assets constructed and recovered over the life of the asset. In the case of power supply systems, RUS has included in its direct loans and guarantees of loans amounts sufficient to meet the estimated interest charges during construction. If the foregoing accounting policy were not followed, utilities would presumably request regulatory permission, if applicable, to increase their rates to cover such costs. The amounts of interest charged to construction and allowance for funds used during construction capitalized by distribution systems are relatively insignificant. Because power supply systems generally expend substantial amounts on long-term construction projects, the application of this accounting policy may result in substantially lower interest expense and in substantially higher net margins for such systems during construction than would be the case if such a policy were not followed.



     On the following pages are tables providing composite statements of revenues, expenses and patronage capital of the distribution systems which were members of CFC and the power supply systems which were members of CFC during the five years ended December 31, 1993, and their respective composite balance sheets as at the end of each such year. This information has been derived from the RUS 1993 Statistical Report, Rural Electric Borrowers (Information Publication 201-1).

- ---------------

     NOTE: Statistical information in RUS Reports has not been examined by CFC's independent public accountants, and the number and geographical dispersion of the systems have made impractical an independent investigation by CFC of the statistical information available from RUS. The RUS Reports are based upon financial statements submitted to RUS, subject to year-end audit adjustments, by reporting RUS borrowers and do not, with minor exceptions, take into account current data for certain systems, primarily those which are not active RUS borrowers. As of December 31, 1993, 163 RUS borrowers had repaid their RUS loans in full and were accordingly not subject to RUS reporting requirements.

             COMPOSITE SUMMARY FINANCIAL INFORMATION AS REPORTED BY
                        CFC MEMBER DISTRIBUTION SYSTEMS


 THE FOLLOWING ARE UNAUDITED FIGURES WHICH ARE BASED UPON FINANCIAL STATEMENTS
         SUBMITTED TO RUS OR TO CFC BY CFC MEMBER DISTRIBUTION SYSTEMS


                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1993          1992          1991          1990          1989
                                          -----------   -----------   -----------   -----------   -----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Operating revenue and patronage
  capital................................ $15,072,400   $13,921,515   $13,446,544   $12,819,204   $12,303,951
                                          -----------   -----------   -----------   -----------   -----------
Operating deductions.....................  13,566,716    12,628,989    12,194,103    11,570,307    11,185,808
                                          -----------   -----------   -----------   -----------   -----------
Utility operating margins................   1,505,684     1,292,526     1,252,441     1,248,897     1,118,143
Non-operating margins and capital
  credits(1).............................     384,862       377,550       377,701       365,378       337,577
Interest on long-term debt and other
  deductions(2)..........................    (766,722)     (777,435)     (782,023)     (764,072)     (712,134)
                                          -----------   -----------   -----------   -----------   -----------
Net margins and patronage capital........ $ 1,123,824   $   892,641   $   848,119   $   850,203   $   743,586
                                          ===========   ===========   ===========   ===========   ===========
TIER(3)..................................        2.64          2.19          2.11          2.15          2.07
DSC(4)...................................        2.44          2.07          2.13          2.16          2.09
MDSC(5)..................................        2.21          1.99          2.06          2.05          2.03
Number of systems included...............         825           821           819           820           822

                                                                    AT DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1993          1992          1991          1990          1989
                                          -----------   -----------   -----------   -----------   -----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Assets and other debits:
    Net utility plant.................... $21,877,902   $20,721,332   $19,649,754   $18,662,477   $17,525,582
    Other assets.........................   7,410,799     6,980,758     6,695,615     6,440,000     5,997,422
                                          -----------   -----------   -----------   -----------   -----------
         Total assets and other debits... $29,288,701   $27,702,090   $26,345,369   $25,102,477   $23,523,004
                                          ===========   ===========   ===========   ===========   ===========
Liabilities and other credits:
    Total net worth...................... $11,959,962   $10,925,009   $10,059,342   $ 9,367,448   $ 8,549,697
    Other liabilities and credits........  17,328,739    16,777,081    16,286,027    15,735,029    14,973,307
                                          -----------   -----------   -----------   -----------   -----------
         Total liabilities and other
           credits....................... $29,288,701   $27,702,090   $26,345,369   $25,102,477   $23,523,004
                                          ===========   ===========   ===========   ===========   ===========
Number of systems included...............         825           821           819           820           822

- ---------------

(1) Represents net margins of power supply systems and other associated organizations allocated to their member distribution systems and added in determining net margins and patronage capital of distribution systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the power supply systems and such other organizations to their members.



(2) Interest on long-term debt is net of interest charged to construction, which is stated separately as a credit in RUS Reports. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction. See "--Financial Information". CFC believes that amounts incurred by distribution systems for interest charged to construction and allowance for funds used during construction are immaterial relative to their total interest on long-term debt and net margins and patronage capital.


(3) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt (in each year including all interest charged to construction). This is the basis for computing TIER used by CFC for purposes of determining loan eligibility.

(4) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations.

(5) The new DSC (also called the "Modified DSC" or "MDSC") calculation is the ratio of (x) operating margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization expense plus non-operating margins-interest plus cash received in respect of generation and transmission and other capital credits to (y) long-term debt service obligations.

             COMPOSITE SUMMARY FINANCIAL INFORMATION AS REPORTED BY
                        CFC MEMBER POWER SUPPLY SYSTEMS

 THE FOLLOWING ARE UNAUDITED FIGURES WHICH ARE BASED UPON FINANCIAL STATEMENTS
         SUBMITTED TO RUS OR TO CFC BY CFC MEMBER POWER SUPPLY SYSTEMS


                                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1993          1992          1991          1990          1989
                                          -----------   -----------   -----------   -----------   -----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Operating revenue and patronage
  capital................................ $ 9,976,560   $ 9,111,434   $ 8,615,165   $ 8,553,618   $ 8,589,575
                                          -----------   -----------   -----------   -----------   -----------
Operating deductions.....................   8,191,101     7,375,988     6,986,912     6,824,168     6,796,491
                                          -----------   -----------   -----------   -----------   -----------
Utility operating margins................   1,785,458     1,735,446     1,628,253     1,729,450     1,793,084
Non-operating margins and
  capital credits(1).....................     376,796       311,581       357,824       340,801       324,326
Interest on long-term debt and
  other deductions(2)....................  (2,199,696)   (2,213,283)   (2,041,969)   (2,172,079)   (2,170,511)
                                          -----------   -----------   -----------   -----------   -----------
Net margins and patronage capital........ $   (37,442)  $  (166,256)  $   (55,892)  $  (101,828)  $   (53,101)
                                          ============  ============  ============  ============  ============
TIER(3)..................................         .98           .92           .97           .95           .97
DSC(4)...................................        1.03          1.05          1.06          1.05          1.08
Number of systems included(5)............          50            50            49            50            51


                                                                    AT DECEMBER 31,
                                          -------------------------------------------------------------------
                                             1993          1992          1991          1990          1989
                                          -----------   -----------   -----------   -----------   -----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
Assets and other debits:
    Net utility plant.................... $23,774,280   $23,715,910   $22,558,712   $23,084,888   $24,391,780
    Other assets.........................  11,256,222     8,539,061     7,929,750     8,432,676     8,485,903
                                          -----------   -----------   -----------   -----------   -----------
         Total assets and other debits... $35,030,502   $32,254,971   $30,488,462   $31,517,564   $32,877,683
                                          ============  ============  ============  ============  ============
Liabilities and other credits:
    Total net worth...................... $   432,095   $   316,039   $   593,749   $   545,122   $   690,729
    Other liabilities and credits........  34,598,407    31,938,932    29,894,713    30,972,442    32,186,954
                                          -----------   -----------   -----------   -----------   -----------
         Total liabilities and other
           credits....................... $35,030,502   $32,254,971   $30,488,462   $31,517,564   $32,877,683
                                          ============  ============  ============  ============  ============
Number of systems included(5)............          50            50            49            50            51


- ---------------

(1) Certain power supply systems purchase wholesale power from other power supply systems of which they are members. Power supply capital credits represent net margins of power supply systems allocated to member power supply systems on the books of the selling power supply systems. This item has been added in determining net margins and patronage capital of the purchasing power supply systems under RUS accounting practices. Cash distributions of this credit have rarely been made by the selling power supply systems to their members. Includes also net margins of associated organizations allocated to CFC power supply members and added in determining net margins and patronage capital of the CFC member systems under RUS accounting practices.


(2) Interest on long-term debt is net of interest charged to construction. Allowance for funds used during construction has been included in non-operating margins. For a description of the reasons for, and the effect on net margins and patronage capital of, the accounting policies governing interest charged to construction and allowance for funds used during construction. See "--Financial Information". According to unpub-lished information furnished by RUS, interest charged to construction and allowance for funds used during construction for CFC power supply members in the years 1989-1993 were as follows:


                                  ALLOWANCE FOR
           INTEREST CHARGED        FUNDS USED
           TO CONSTRUCTION     DURING CONSTRUCTION      TOTAL
           ----------------    -------------------     --------
                      (DOLLAR AMOUNTS IN THOUSANDS)
1993           $ 49,237              $ 8,621           $ 57,858
1992           $ 54,093              $ 4,396           $ 58,489
1991           $ 49,495              $ 5,241           $ 54,736
1990           $ 55,670              $ 6,615           $ 62,285
1989           $100,380              $ 6,761           $107,141

(3) Determined by adding interest on long-term debt (in each year including all interest charged to construction) and net margins and patronage capital and dividing the total by interest on long-term debt (in each year including all interest charged to construction). This is the basis for computing TIER used by CFC for purposes of determining loan eligibility. The TIER calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a debt restructure agreement, without which the composite TIER would have been 1.20, 1.15, 1.15, 1.08 and
    1.10 for the years ended December 31, 1993, 1992, 1991, 1990 and 1989, respectively.

(4) The ratio of (x) net margins and patronage capital plus interest on long-term debt (including all interest charged to construction) plus depreciation and amortization to (y) long-term debt service obligations. The DSC calculation includes the operating results of six systems which currently fail to make debt service payments or are operating under a debt restructure agreement. Without these systems, the composite DSC would have been 1.21, 1.22, 1.26, 1.21 and 1.21 for the years ended December 31, 1993, 1992, 1991, 1990 and 1989, respectively.


(5) Thirteen CFC power supply system members are not required to report to RUS since they are not currently borrowers from RUS. These systems are either in developmental stages or act as coordinating agents for their members. Their inclusion would not have a material effect on these data. In addition, RUS has determined not to include data for Wabash Valley Power Association ("WVPA") and Colorado-Ute in their composite statements due to WVPA's ongoing bankruptcy and the liquidation of Colorado-Ute. WVPA is discussed further in the combined financial statements incorporated by reference in this Prospectus.


                                DESCRIPTION OF BONDS

     The Bonds are to be issued under an indenture dated as of February 15, 1994 (said Indenture, as supplemented from time to time, being herein called the "Indenture"), between CFC and First Bank National Association, as Trustee (the "Trustee"), which Indenture is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and, where particular provisions of the Indenture are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries, which are qualified in their entirety by such reference. Section references in this Description of Bonds are to Sections of the Indenture.

     CFC may maintain banking relationships in the ordinary course of business with First Bank National Association, including the making of investments through, and borrowings from, said bank.

     The Indenture provides that additional debt securities may be issued thereunder without limitation as to aggregate principal amount except as described below under "Security," as authorized from time to time by CFC's Board of Directors. (Sections 2.01, 2.02 and 2.03) Bonds issued at any time under the Indenture are referred to herein collectively as "Collateral Trust Bonds." The terms of Bonds of any series will be set forth in or pursuant to a Board resolution or supplemental indenture adopted or entered into prior to the time of the issuance thereof. (Section 2.03 and 13.01) The Bonds will rank and be secured equally and ratably with each other.

GENERAL

     Reference is made to the Prospectus Supplement for the following terms of the Bonds with respect to which this Prospectus is delivered: (i) the title of such Bonds; (ii) any limit upon the aggregate principal amount of such Bonds;
(iii) the persons to whom interest on such Bonds shall be payable, if other than the persons in whose names such Bonds are registered; (iv) the date or dates on which the principal of such Bonds is payable or the method by which such date or dates shall be determined; (v) the rate or rates, if any, at which such Bonds shall bear interest or any method by which such rate or rates shall be determined; (vi) the date or dates from which such interest, if any, shall accrue and the date or dates on which such interest, if any, shall be payable;
(vii) the place or places at which the principal of and premium, if any, and interest, if any, on such Bonds shall be payable and registration of transfer or exchanges of such Bonds may be effected, and the registrar for such Bonds;
(viii) the terms and conditions upon which such Bonds may be redeemed, including any sinking fund or other mandatory redemption provisions; (ix) the denominations in which such Bonds shall be issuable if other than denominations of $1,000 and any integral multiple thereof; (x) the coin or currency in which payment of the principal of and premium, if any, and interest, if any, on such Bonds shall be payable (if other than the coin or currency in which such Bonds are denominated), and, if the principal of or premium, if any, or interest, if any, on such Bonds are to be payable, at the election of the Company or a holder thereof, in a coin or currency other than that in which such Bonds are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made, and if denominated or payable in any coin or currency, including composite currencies, other then U.S. dollars, the method by which such Bonds shall be valued; (xi) if the principal of or premium, if any, or interest, if any, on such Bonds are to be payable in securities or other property at the election of the Company or a holder thereof, the type and amount of such securities or other property, or the method by which such amount shall be determined, and the periods within which, and the terms and conditions upon which, any such election may be made; (xii) if the amount payable in respect of principal of or premium, if any, or interest, if any, on such Bonds may be determined with reference to an index, the manner in which such amounts shall be determined; (xiii) if other than the principal amount thereof, the portion of the principal amount of such Bonds, or any tranche thereof, which shall be payable upon declaration of the acceleration of the maturity thereof; (xiv) the terms, if any, pursuant to which such Bonds may be converted into or exchanged for shares of capital stock or other securities of the Company or any other person; (xv) if such Bonds are to be issued in global form, the depositary with respect to such global bond or bonds and any limitations on the rights of the holder or holders of such bonds to transfer or exchange the same or to obtain the registration of transfer thereof or to obtain certificates therefor in definitive form in lieu of temporary form; (xvi) if such Bonds are to be issuable as bearer securities, any and all matters incidental thereto; (xvii) the right, if any, of the Company to limit or discharge the indenture as to such Bonds; (xviii) whether and under what circumstances the Company will pay additional amounts on such Bonds held by a Person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such Bonds rather than pay such additional amounts; and (xix) any other terms of such Bonds not inconsistent with the Indenture. (Section 2.03)

SECURITY

     The Bonds will be secured, equally with outstanding Collateral Trust Bonds, by the pledge with the Trustee of Eligible Collateral having an Allowable Amount of at least 100% of the principal amount of Collateral Trust Bonds outstanding. The Indenture provides that Eligible Collateral shall consist of cash, Eligible Mortgage Notes of Distribution System Members and Permitted Investments. The "Allowable Amount" of cash is 100% thereof, the "Allowable Amount" of Eligible Mortgage Notes is the amount advanced thereon and not repaid and the "Allowable Amount" of Permitted Investments is their cost to CFC (exclusive of accrued interest and brokerage commissions), except that the "Allowable Amount" of Permitted Investments traded on a national securities exchange or in any over-the-counter market is their fair market value as determined by CFC. For purposes of the Indenture and as used in describing the Bonds herein, a "Member" is any person which is a member or patron of CFC; and a "Distribution System Member" is a Member 50% or more of whose gross operating revenues are derived from sales of electricity to ultimate consumers. (Sections 1.01 and 3.01)

     As a condition to the authentication and delivery of Bonds (or, for certain series of Bonds, prior only to the first issuance thereof and if such certification has not been made as of a date 90 days prior to the authentication and delivery of such Bonds) or to the withdrawal of Collateral, and in any event at least once a year, CFC must certify to the Trustee that:

          (1) the Allowable Amount of Eligible Collateral pledged under the Indenture is at least equal to 100% of the aggregate principal amount of Collateral Trust Bonds to be outstanding;

          (2) each Eligible Mortgage Note included in the Eligible Collateral so certified is an Eligible Mortgage Note of a Distribution System Member having an Equity Ratio of at least 20% and an Average Coverage Ratio of at least 1.35; and

          (3) the aggregate Allowable Amount of all Eligible Mortgage Notes of any one Distribution System Member so certified does not exceed 10% of the aggregate Allowable Amount of all Eligible Collateral so certified. (Sections 3.01, 6.01 and 7.13)

     CFC is also entitled to the authentication and delivery of Collateral Trust Bonds on the basis of the retirement of outstanding Collateral Trust Bonds at their final maturity or by redemption at the option of CFC. (Sections 3.02 and 3.03)

     The Indenture provides that Collateral Trust Bonds of one or more other series may be issued thereunder without limitation as to aggregate principal amount, subject to the restriction described under "Restriction on Indebtedness", so long as the Allowable Amount of Eligible Collateral pledged under the Indenture is at least equal to the aggregate principal amount of Collateral Trust Bonds to be outstanding and meets the other requirements set forth herein. (Sections 2.03 and 13.01) "Eligible Mortgage Note" means a note or bond of a Distribution System Member which is secured by a Mortgage under which no default exists with respect to the covenants required by the Indenture to be contained in a Mortgage (as described below), unless consented to by the mortgagees to the extent permitted in the Mortgage and the Indenture, and under which no "event of default" as defined in the Mortgage shall have occurred and shall have resulted in the exercise of remedies. (Section 1.01)


     "Equity Ratio" is determined by dividing the sum of the Member's equities and margins at the end of the particular year by the Member's total assets and other debts at such date; and "Coverage Ratio" is determined by dividing the sum of the Member's patronage capital and operating margins, non-operating margins-interest, cash received in respect of power supply systems and other capital credits, depreciation and amortization expense and interest expense with respect to long-term debt by the Member's long-term debt service obligations in respect of such year (but in the event any portion of such Member's long-term debt is refinanced during such year the long-term debt service obligations during such year in respect thereof will be based upon the larger of (x) an annualization of such obligations with respect to the refinancing debt during the portion of the year such refinancing debt is outstanding and (y) the long-term debt service obligations during the following year on such refinancing debt). These terms are determined in accordance with the system of accounting used for REA reporting or if such Member is not required to maintain its accounts in accordance with such system, then in accordance with generally accepted accounting principles, except that the Indenture requires that interest expense and long-term debt service obligations include 33 1/3% of the amount by which (x) rental payments by such Member with regard to certain property having an initial cost greater than $250,000 exceed (y) 2% of such Member's equities and margins, each in respect of such year. For RUS reporting purposes and for purposes of CFC's calculation of borrowers' ratios, obligations under take-or-pay power contracts, guaranties and other contingent obligations are not considered debt of a Member. "Average Coverage Ratios" are computed by averaging the best two of the three calendar years preceding the date of determination. (Section 1.01) The effect of these provisions is to exclude from the computation of the Coverage Ratio capital credits except to the extent received by the Member in the form of cash.



     The Indenture requires that each Mortgage securing an Eligible Mortgage Note be a first mortgage on the property then owned or thereafter acquired by the Member issuing the Note (or, in the case of certain public agency borrowers, on such Member's revenues), subject to usual exceptions in mortgages of utility companies, and that, if the Mortgage is a common mortgage with RUS or any other lender, the mortgagees be secured equally and ratably. (Section 1.01 and Schedule I) There are no requirements in the Indenture as to the value of the property subject to the lien of a Mortgage.

     The Indenture provides that, unless an Event of Default under the Indenture exists, and other than certain limited duties specified in the Indenture, the Trustee shall have no duties or responsibilities with regard to any Mortgage and no responsibilities with regard to the value of any property subject thereto. (Section 4.03)

     "Permitted Investments" are defined to include certain obligations of or guaranteed by the United States and of states and municipalities and agencies thereof which are rated AA (or equivalent) or better by at least two nationally recognized statistical rating agencies and which mature not more than two years after purchase, certificates of deposit or time deposits of a bank or trust company having at least $500,000,000 of capital and surplus and maturing not more than two years after purchase and commercial paper of bank holding companies or other corporate issuers (other than CFC) generally rated in the highest category by at least two nationally recognized statistical rating agencies and maturing not more than one year after purchase. (Section 5.03)

EXERCISE OF RIGHTS


     Until the occurrence of an Event of Default under the Indenture, CFC retains the right to control the exercise of rights and powers under Eligible Mortgage Notes and Mortgages pledged under the Indenture. (Section 15.01) Mortgages which also secure notes issued to RUS provide that RUS will have the exclusive right for an initial 30-day period to initiate and control enforcement proceedings on behalf of the holders of all the notes secured by the particular Mortgage, including those held by the Trustee.


RESTRICTION ON INDEBTEDNESS


     CFC may not incur any Superior Indebtedness or make any optional prepayment on any Capital Term Certificate if, as a result, the principal amount of Superior Indebtedness outstanding thereafter or on any future date, less the principal amount of a Government or Government Insured Obligations held by CFC on the determination date, would exceed 20 times the sum of the Members' equity in CFC at the time of determination plus the principal amount of Capital Term Certificates outstanding at the time of determination or at such given future date, as the case may be. The principal amounts of Superior Indebtedness and Capital Term Certificates to be outstanding on any future given date will be computed after giving effect to maturities and sinking fund requirements. (Section 7.11) "Superior Indebtedness" means all indebtedness of CFC (including all guarantees by CFC of indebtedness of others) except Capital Term Certificates. (Section 1.01). A "Capital Term Certificate" is defined for the purposes of the Indenture as a note of CFC substantially in the form of the capital term certificates of CFC outstanding on the date of the Indenture and any other indebtedness having substantially similar provisions as to subordination. (Section 1.01). "Government or Government Insured Obligations" means obligations held by CFC which relate to the RUS or successor programs and which are obligations of the United States or any agency thereof or which are guaranteed or insured by the United States government or any agency thereof. (Section 7.11) As of February 28, 1995, CFC had $7,534,896,000 outstanding of Superior Indebtedness and within the restrictions of the Indenture was permitted to have outstanding an additional $22,698,984,000 of Superior Indebtedness.


     Unless an Event of Default shall occur, CFC will be entitled to receive and retain all payments on account of principal, premium and interest on the Eligible Mortgage Notes and Permitted Investments on deposit with the Trustee. (Section 4.02)

MODIFICATIONS

     Modifications of the provisions of the Indenture may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Collateral Trust Bonds, but, without the consent of the holder of each Collateral Trust Bond affected thereby, no such modification shall (i) effect a reduction, or an extension of the stated time of payment, of the principal of or interest on any Collateral Trust Bond or of any premium payable on redemption, (ii) permit the creation of any prior or equal lien on the securities or other property pledged under the Indenture (except as expressly permitted) or deprive the holder of any Collateral Trust Bond (except as expressly permitted) of the lien created by the Indenture or (iii) reduce the above-stated percentage of holders of Collateral Trust Bonds whose consent is required to modify the Indenture or the percentage of holders of Collateral Trust Bonds whose consent is required for any waiver under the Indenture. (Section 13.02)

     The Indenture provides that the Company and the Trustee may, without the consent of any holders of Collateral Trust Bonds, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, establishing the form or terms of Bonds of any series, changing or eliminating any restriction on the manner or place of payment of principal of or interest on Bearer Bonds or, provided such action shall not adversely affect the interests of the holders of any series of Bonds in any material respect, curing ambiguities or inconsistencies in the Indenture or making other provisions with respect to matters arising under the Indenture. (Section 13.01)

WAIVER OF CERTAIN COVENANTS

     The Indenture provides that the Company may omit to comply with certain restrictive covenants (including that described above under "Restriction on Indebtedness") if the holders of not less than a majority in principal amount of all series of Collateral Trust Bonds at the time outstanding affected thereby (acting as one class) waive compliance with such restrictive covenants. (Section 7.16)

EVENTS OF DEFAULT

     The Indenture provides that the following constitute "Events of Default" thereunder: (i) default in the payment of interest on any Bonds continuing for 30 days; (ii) default in the payment of the principal of (or, premium, if any,
on) any Bonds at their maturity or upon redemption; (iii) default in the making of any sinking fund payment on any Bonds which provide for mandatory sinking fund payments; (iv) default in the performance of specified covenants in the Indenture for 60 days after such default is known to any officer of CFC, including the restriction on indebtedness and the covenant to maintain Eligible Collateral outlined above; (v) failure to perform any other covenant in the Indenture for 60 days after notice from the Trustee to the Company or from holders of at least 25% in principal amount of Bonds outstanding to the Trustee and (vi) specified events of bankruptcy, reorganization or insolvency. (Section 9.01)

     CFC is required to file with the Trustee annually a written statement as to CFC's compliance with the conditions and covenants under the Indenture. (Section 7.15) In case an Event of Default should occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the Bonds then outstanding may declare the principal of the Bonds to be due and payable. Each declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the Bonds at the time outstanding. (Section 9.02)

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Bonds, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Bonds at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable ground for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Sections 9.08, 10.01 and 10.03)

     The Indenture provides that upon receipt by the Trustee of notice of an Event of Default, declaring an acceleration or directing the time, method or place of conducting a proceeding at law if an Event of Default has occurred and is continuing, the Trustee shall, with respect to any series of Bonds represented by a global bond or bonds, and may, with respect to any other series of Bonds, establish a record dated for the purpose of determining holders of outstanding Bonds of such series entitled to join in such notice. (Section 9.01)

SATISFACTION AND DISCHARGE; DEFEASANCE

     At the request of the Company, the Indenture will cease to be in effect as to the Company (except for certain obligations to register the transfer or exchange of Bonds and hold moneys for payment in trust) with respect to the Bonds when (i) the principal of and interest on Bonds and coupons, if any, have been paid and/or the Company has deposited with the Trustee, in trust, money and U.S. Government Obligations (as defined in the Indenture), which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and interest on, the Bonds in accordance with the terms of the Bonds, or (ii) such Bonds or coupons are deemed paid and discharged in the manner described in the next paragraph. (Section 14.01)

     Unless the Prospectus Supplement relating to the Offered Bonds provides otherwise, the Company at its option (a) will be Discharged (as such term is defined in the Indenture) from any and all obligations in respect of the Offered Bonds (except for certain obligations to register the transfer or exchange of Bonds, replace stolen, lost or mutilated Bonds and coupons, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described above under "Restriction on Indebtedness"), in each case after the Company deposits with the Trustee, in trust, money, and, in the case of Bonds and coupons denominated in a foreign currency, Foreign Government Securities, as defined in the Indenture, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay in the currency, currencies or currency unit or units in which the Offered Bonds are payable all the principal of, and interest on, the Offered Bonds on the dates such payments are due in accordance with the terms of the Offered Bonds. Among the conditions to the Company's exercising any such option, the Company is required to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Offered Bonds to recognize income, gain or loss for United States federal income tax purposes and that the holders will be subject to United States federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such deposit and related defeasance has not occurred. (Section 14.02)

     At the request of the Company, the Trustee will deliver or pay to the Company any U.S. Government Obligations, Foreign Government Securities or money deposited, for the purposes described in the preceding two paragraphs, with the Trustee by the Company and which, in the opinion of a nationally-recognized firm of independent public accountants, are in excess of the amount thereof which would then have been required to be deposited for such purposes. In addition, the Trustee, in exchange for, simultaneously, other U.S. Government Obligations, Foreign Government Securities or money, will deliver or pay to the Company, at the Company's request, U.S Government Obligations, Foreign Government Securities or money deposited with the Trustee for the purposes described in the preceding two paragraphs, provided that, in the opinion of a nationally-recognized firm of independent public accountants, immediately after such exchange the obligations, securities or money then held by the Trustee will be in such amount as would then have been required to be deposited with the Trustee for such purposes. (Section 14.02)

                    LIMITATIONS ON ISSUANCE OF BEARER BONDS

     Under U.S. federal tax laws, certain limitations on offers, sales and delivery apply to Bearer Bonds. These limitations, as well as additional information regarding the U.S. federal income tax consequences in respect of a Bearer Bond, will be set forth in any Prospectus Supplement providing for the issuance of Bearer Bonds.

                             UNITED STATES TAXATION

     The following is a summary of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Registered Bonds. The summary reflects present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, and it does not describe all of the tax considerations that may be relevant to a prospective purchaser. The summary addresses only original purchasers of the Bonds that hold the Bonds as capital assets. It does not address U.S. federal income tax issues relevant to purchasers subject to special rules, such as banks, securities dealers, life insurance companies, controlled foreign corporations, persons holding Bonds in connection with a hedge or persons having a functional currency other than the U.S. dollar. The summary does not consider the tax consequences of Bonds with terms other than those described in this Prospectus. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE BONDS UNDER THE LAWS OF THE UNITED STATES AND OTHER JURISDICTIONS WHERE PURCHASERS ARE SUBJECT TO TAXATION.

     For the purposes of this discussion, "U.S. Holder" means (i) a beneficial owner of the Bonds that is a citizen or resident of the United States, a corporation or partnership organized in or under the laws of the United States, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source or (ii) any other beneficial owner as to which income from the Bonds is effectively connected with the conduct of a trade or business within the United States. The term "Non-U.S. Holder" refers to any beneficial owner of the Bonds other than a U.S. Holder.

U.S. HOLDERS

     PAYMENTS OF INTEREST

     Interest on a Bond generally will be taxable to a U.S. Holder as ordinary interest income at the time of receipt or accrual in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Special rules for the interest on Bonds with original issue discount are described below.

     ORIGINAL ISSUE DISCOUNT


     The following is a summary of the U.S. federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Bonds issued with original issue discount ("OID"). The following summary is based on sections 1271 through 1273 and section 1275 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and on certain final regulations of the U.S. Department of Treasury issued in 1994 (the "Final OID Regulations") interpreting these provisions. Additionally, the summary includes a discussion of proposed regulations issued in December 1994 relating principally to contingent payment debt instruments issued with OID (the "Proposed OID Regulations").



     General. A U.S. Holder of a Bond issued at a discount with a maturity of more than one year after the date of issue must include OID in income over the term of the Bond. The U.S. Holder generally must include in gross income for the taxable year the sum of the daily portions of OID that accrue on the Bond for each day during the year on which such holder held the Bond. Accordingly, a U.S. Holder will be required to include amounts attributable to OID in income before receiving cash attributable to that income.



     A Bond has OID for U.S. federal income tax purposes to the extent that the Bond's stated redemption price at maturity exceeds its issue price. The issue price of a Bond is the initial offering price at which a substantial amount of the Bonds is sold to the public (excluding bond houses, brokers or similar persons). The stated redemption price of a Bond is the total of all payments due on the Bond other than payments of "qualified stated interest." A Bond is not treated as issued at a discount, however, if the discount is less than 1/4 of 1 percent of the Bond's stated redemption price at maturity multiplied by the number of complete years to maturity ("de minimis OID"). A Bond that bears interest for any accrual period at a rate below the rate for the remaining term of the Bond (e.g., a Bond with a "teaser rate") also will not be treated as issued at a discount solely on account of that feature if the foregone interest is less than 1/4 of 1 percent of the Bond's adjusted stated redemption price multiplied by the number of complete years to maturity.



     Qualified stated interest is interest that is payable unconditionally in cash or in property (other than debt of the issuer) at least annually at either
(a) a single fixed rate that appropriately takes into account the length of the interval between payments or (b) certain variable rates.



     To determine the daily portions of OID, OID accruing during an accrual period is divided by the number of days in the period. Except as described below under "Variable Rate Bonds", the amount of OID accruing during an accrual period is determined by using a constant yield to maturity method, and the accrued amount for any period is the excess of (i) the product of the Bond's adjusted issue price at the beginning of the accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted for the length of the accrual period) over (ii) the amount of any qualified stated interest payments allocable to the accrual period. The adjusted issue price of a Bond at the beginning of any accrual period generally equals the issue price of the Bond increased by the aggregate amount of OID that accrued on that Bond in all prior accrual periods and reduced by the amount of payments in prior accrual periods other than payments of qualified stated interest.



     A U.S. Holder of a Bond issued at a discount that purchases the Bond for more than the Bond's adjusted issue price but less than the Bond's stated redemption price at maturity may reduce the daily portions of OID includible in gross income by daily portions of the acquisition premium paid for the Bond.



     Variable Rate Bonds. Special rules apply to the U.S. Holder of a Bond that bears interest at certain types of variable rates (a "Variable Rate Bond"). For these purposes, a Variable Rate Bond is one that bears interest at the current values of (i) a single "qualified floating rate," (ii) a single qualified floating rate followed by a second qualified floating rate, (iii) a single fixed rate followed by a single qualified floating rate or (iv) a single "objective rate." A qualified floating rate is any floating rate the variations in which reasonably can be expected to measure contemporaneous variations in the cost of newly-borrowed funds (e.g., LIBOR). An objective rate is a rate, other than a qualified floating rate, determined by a single formula that is fixed throughout the term of the Bond and is based on (i) one or more qualified floating rates (e.g., a multiple of a qualified floating rate or the inverse of a qualified floating rate), (ii) one or more rates each of which would be a qualified floating rate for a Bond denominated in a currency other than the currency in which the Bond is denominated, (iii) the yield or the changes in the price of one or more items of actively traded personal property (other than stock or debt of the Company or a related party), (iv) a combination of rates described above in (i), (ii), or (iii), or (v) other rates designated from time to time by the Internal Revenue Service. The Proposed OID Regulations provide that an objective rate is any rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information. A rate will not be considered an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Bond's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Bond's term. A fixed rate for an initial period of less than one year followed by a qualified floating rate or an objective rate together constitute a single qualified floating rate or objective rate if the value of the qualified floating rate or objective rate on the issue date is intended to approximate the fixed rate.



     In general, to compute the accrual of OID on a Variable Rate Bond, the Final OID Regulations convert the Variable Rate Bond into a fixed rate debt instrument and then apply the general rules discussed above to the deemed fixed rate debt instrument. If a Variable Rate Bond provides for stated interest at either a single qualified floating rate or objective rate that is unconditionally payable at least annually, (a) all stated interest with respect to the Variable Rate Bond is treated as qualified stated interest and (b) the amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments discussed above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date of the Variable Rate Bond, of the qualified floating rate or the qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Rate Bond.



     If the Variable Rate Bond does not provide for stated interest as described in the preceding paragraph, to determine the amounts of interest and OID accruals an "equivalent fixed rate debt instrument" must be constructed. The equivalent fixed rate debt instrument has terms that are identical to those provided under the Variable Rate Bond, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the qualified floating rates or objective rate provided under the Variable Rate Bond. The fixed rate substitute (a) for each qualified floating rate is the value of each such rate as of the issue date of the Variable Rate Bond (with appropriate adjustment for any differences in intervals between interest adjustment dates),
(b) for a qualified inverse floating rate is the value of the qualified inverse floating rate as of the issue date of the Variable Rate Bond and (c) for an objective rate (other than a qualified inverse floating rate) is a fixed rate that reflects the yield that is reasonably expected for the Variable Rate Bond. The amounts of qualified stated interest and OID, if any, are determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments as described above and are taken into account as if the holder of the Bond held the equivalent fixed rate debt instrument. Qualified stated interest or OID allocable to an accrual period is increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest of the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID for the accrual period. If the Variable Rate Bond provides for interest at a qualified floating rate or qualified inverse floating rate and also provides for stated interest at a single fixed rate (other than a single fixed rate for an initial period of less than one year that is intended to approximate the value of the qualified floating or objective rate), in constructing the equivalent fixed rate debt instrument, such a Variable Rate Bond is treated as if it provided for a qualified floating rate (or qualified inverse floating rate, as the case may be) instead of the fixed rate, which qualified floating (or inverse floating) rate is such that the Variable Rate Bond would have the same fair market value as of its issue date. The foregoing rules do not apply, and a Bond is treated as a Contingent Payment Bond (defined below), if its issue price exceeds the total of noncontingent principal payments by more than the lesser of (i) the product of .015, the total noncontingent principal payments and the number of complete years to maturity (or a lesser amount if principal is payable in installments) and (ii) 15 percent of the total noncontingent principal payments.



     Optional Redemption. For purposes of determining the yield and maturity of a Bond, the Company will be presumed to exercise any right to redeem a Bond before its stated maturity or to extend the maturity of a Bond if exercise would reduce the yield on the Bond. Likewise, the U.S. Holder will be presumed to exercise any right to require the redemption of a Bond or to extend the maturity of the Bond if exercise would increase the yield on the Bond. If the Bond is not actually redeemed on the date when the option was presumed to have been exercised, the Bond will be treated only for the purposes of determining yield as having been reissued at a price equal to that Bond's adjusted issue price on that date with a term based on the original final maturity of the Bond.



     Short-Term Bonds. U.S. Holders that do not use the accrual method of accounting for tax purposes generally will not be required to recognize OID on Bonds maturing within one year of original issuance until they receive payments on the Bonds. Taxpayers on the accrual method, regulated investment companies, common trust funds, and certain others, however, must accrue OID on such short-term Bonds on a straight-line basis unless they elect to accrue the discount on a constant yield basis with daily compounding. The OID on a short-term Bond is the amount by which the total principal and interest payments on the Bond exceed its issue price. U.S. Holders may elect to include discount on such short-term Bonds into income based on acquisition discount rather than OID. Acquisition discount is the excess of a Bond's stated redemption price at maturity over the U.S. Holder's basis in the Bond.



     Gain recognized on the sale or exchange of a short-term Bond by a U.S. Holder that has not accrued discount on the Bond will be ordinary income to the extent attributable to accrued interest and OID. Such a holder also must defer deductions for net interest expense on any borrowing attributable to the short-term Bond to the extent that the expense does not exceed accrued but unrecognized interest and OID (or acquisition discount) on the Bond.



     ANTI-ABUSE RULE



     The Internal Revenue Service can apply or depart from the rules contained in the Final OID Regulations as necessary or appropriate to achieve a reasonable result where a principal purpose in structuring a Bond or applying the otherwise applicable rules is to achieve a result that is unreasonable in light of the purposes of the applicable statutes (which generally are intended to achieve the clear reflection of income for both sellers and purchasers of the Bonds).


     MARKET DISCOUNT


     A U.S. Holder that purchases a Bond at a market discount generally will be required to treat payments other than qualified stated interest payments as ordinary income to the extent of the accrued market discount and to treat gain on the sale of the Bond as ordinary income to the extent of the accrued market discount not previously included in income. See "Sale or Exchange of Bonds" below. Market discount is the amount by which the stated redemption price at maturity (or, in the case of a Bond with OID, the revised issue price) exceeds the purchaser's basis in the Bond immediately after acquisition. A Bond is not treated as purchased at a market discount, however, if the discount is less than
 1/4 of 1 percent of the stated redemption price at maturity (or the revised issue price) multiplied by the number of complete years remaining to maturity ("de minimis market discount"). (The revised issue price of a Bond is its initial issue price increased by the amount of original issue discount includible in the gross income of previous holders.) Market discount on a Bond will accrue, at the election of the holder, either ratably or at a constant yield to maturity. The U.S. Holder may elect to take market discount into income as it accrues. Under certain circumstances, the U.S. Holder may be required to defer deductions for interest expense attributable to debt incurred or continued to purchase a Bond with market discount.

     PREMIUM

     A U.S. Holder that purchases a Bond for more than its stated redemption price at maturity may elect to amortize the bond premium. If a U.S. Holder makes such an election, the amount of interest on the Bond otherwise to be included in the U.S. Holder's income will be reduced each year by the amount of amortizable bond premium allocable to such year on a constant yield to maturity basis (except to the extent regulations may provide otherwise). Amortized bond premium will reduce the U.S. Holder's basis in the Bond. An election to amortize bond premium will apply to certain other debt instruments that the U.S. Holder acquired at a premium, and the election may have different tax consequences depending on when the debt instruments were issued or acquired. It also is not entirely clear how amortizable bond premium would be computed for obligations with contingent interest payments. A U.S. Holder should consult its tax adviser before making an election to amortize bond premium.

     INTEREST ELECTION


     A U.S. Holder may elect, in the taxable year in which the U.S. Holder acquires a Bond, to treat all interest on any Bond as OID and calculate the amount includible in gross income under the constant yield method described above. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. If a U.S. Holder makes this election for a Bond with market discount or amortizable bond premium, the election is treated as an election under the market discount or amortizable bond premium provisions, described above, and the electing U.S. Holder will be required to amortize bond premium or include market discount in income currently for all of its other debt instruments with market discount or amortizable bond premium acquired during such tax year and in any subsequent tax year. The election, once made, may not be revoked without the consent of the Internal Revenue Service. U.S. Holders should consult with their own tax advisers before making this election.


     SALE OR EXCHANGE OF BONDS

     Except to the extent that gain or loss is attributable to accrued but unpaid interest or accrued market discount, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or complete retirement of a Bond equal to the difference between the amount realized and the U.S. Holder's adjusted basis in the Bond. The gain or loss will be long-term if the Bond has been held for more than one year. The adjusted basis of a Bond generally will equal its initial cost increased by any original issue discount, market discount or acquisition discount with respect to the Bond previously included in the U.S. Holder's gross income and reduced by the payments previously received on the Bond, other than payments of qualified stated interest, and by any amortized premium.


     The tax consequences of the partial redemption of a Bond will depend upon the price at which the U.S. Holder purchased the Bond. A U.S. Holder that purchased a Bond at a de minimis market discount or purchased a Bond for more than its revised issue price, but less than its principal amount, will recognize capital gain equal to the difference between the principal prepayment and the U.S. Holder's adjusted basis in the prepaid portion of the Bond. If a U.S. Holder purchased a Bond at a market discount, (i) the principal prepayment will be included in ordinary income to the extent of the accrued market discount (and it is possible that amounts allocable to unaccrued market discount allocable to the prepaid portion of the Bond will be recognized as capital gain) and (ii) any principal prepayment exceeding the revised issue price allocable to the prepaid portion of the Bond will be capital gain. If a U.S. Holder purchased a Bond for more than its stated principal amount and has not elected to amortize bond premium, the U.S. Holder will recognize a capital loss equal to any amount by which the U.S. Holder's adjusted basis in the prepaid portion of the Bond exceeds the amount of the principal prepayment. If the U.S. Holder has elected to amortize bond premium, all or part of such excess might be deductible as amortizable bond premium rather than as capital loss. Any capital gain or loss will be long-term if the Bond has been held for more than one year. It is possible that capital gain realized by holders of one or more classes of Bonds could be considered gain realized upon the disposition of property that was part of a "conversion transaction." A "conversion transaction" is any transaction in which substantially all of the expected return is attributable to the time value of the U.S. Holder's net investment, if (i) the U.S. Holder entered the contract to sell the Bond substantially contemporaneously with acquiring the Bond, (ii) the Bond is part of a straddle, (iii) the Bond is marketed or sold as producing capital gains, or (iv) the transaction is specified in Treasury regulations that have not yet been issued. If the sale or other disposition of the Bond is part of a conversion transaction, all or any portion of the gain realized upon the sale or other disposition of the Bonds would be treated as ordinary income instead of capital gain.


FOREIGN CURRENCY BONDS

     The tax treatment of Bonds the interest or principal on which may be determined by reference to one or more foreign currencies will depend on the application of special rules to the particular terms of the Bonds. The tax considerations relevant to such Bonds will be described in an applicable Prospectus Supplement, and each prospective purchaser should consult its tax adviser about such matters.


CONTINGENT PAYMENT BONDS



     The Proposed OID Regulations contain special rules for determining the timing and amount of OID to be accrued in respect of Bonds providing for one or more contingent payments ("Contingent Payment Bonds"). For this purpose, a Bond is not a Contingent Payment Bond if it (i) is a Variable Rate Bond, (ii) provides for alternate payment schedules upon the occurrence of contingencies or
(iii) is a foreign currency debt instrument. Under the Proposed OID Regulations, U.S. Holders generally would be required to take contingent interest payments on Contingent Payment Bonds into income on a yield to maturity basis in accordance with a schedule of projected payments provided by the Company to U.S. Holders and would make annual adjustments to income to account for the difference between actual payments received and projected payment amounts accrued. The Proposed OID Regulations have a prospective effective date and would not apply to a Bond issued at any time prior to sixty days after the regulations are published in final form. Additional disclosure will be provided for in a Prospectus Supplement in connection with any offering of Contingent Payment Bonds. Prospective purchasers should consult their own tax advisers regarding the Proposed OID Regulations in connection with ownership of a Bond that provides for contingent payments.


NON-U.S. HOLDERS


     Interest received by a Non-U.S. Holder is exempt from U.S. federal income tax unless the holder actually or constructively owns at least 10% of the total combined voting power of the Company's stock or the holder is for U.S. income tax purposes a controlled foreign corporation related to the Company through stock ownership. However, "contingent interest" paid to a Non-U.S. Holder will be subject to a 30% tax (unless an applicable tax treaty eliminates or reduces the rate of the tax and the Non-U.S. Holder complies with the requirements for obtaining that reduction or elimination of the tax). For this purpose, contingent interest is an amount of interest determined by reference to (i) receipts, sales, or other cash flows of the Company or a related person, (ii) income or profits of the Company or a related person, (iii) any change in the value of any property of the Company or a related person, or (iv) any dividend, partnership distribution, or similar payment made by the Company or a related person. To qualify for that exemption, a Non-U.S. Holder must provide a statement signed under penalties of perjury certifying that the holder is not a U.S. person for U.S. tax purposes and providing the holder's name and address. The Internal Revenue Service currently is considering modifications to the certification procedures required to qualify for the exemption. Gain from the sale or other disposition of a Bond by a Non-U.S. Holder is not subject to U.S. federal income tax unless the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.


     Bonds held by a Non-U.S. Holder will not be subject to the U.S. federal estate tax unless the holder actually or constructively owns at least 10% of the total combined voting power of the Company's stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A 31% backup withholding of federal income tax and certain information reporting requirements may apply to certain payments made on the Bonds and to the proceeds from the disposition of a Bond if the holder is not a corporation, a financial institution or otherwise entitled to an exemption. U.S. Holders that provide a correct taxpayer identification number and Non-U.S. Holders that provide the statement described above to establish an exemption from withholding tax generally are exempt from backup withholding. Amounts withheld under the backup withholding rules can be claimed as a refund or taken as a credit against the holder's U.S. federal income tax liability on a properly filed annual income tax return.

                              PLAN OF DISTRIBUTION

     Bonds of any series may be purchased to be reoffered to the public through underwriting syndicates led by Lehman Brothers Inc. or other underwriters (the "Underwriters"). The Underwriters with respect to an underwritten offering of Bonds are named in the Prospectus Supplement relating to such offering. Unless otherwise set forth in the Prospectus Supplement, the obligations of the Underwriters to purchase Bonds will be subject to certain conditions precedent and each of the Underwriters with respect to a sale of Bonds will be obligated to purchase all of its Bonds if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers set forth in the Prospectus Supplement may be changed from time to time.

     The place and time of delivery for the Offered Bonds in respect of which this Prospectus is delivered are set forth in the Prospectus Supplement.

     CFC has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each Underwriter, dealer and agent participating in the distribution of any Offered Bonds which are issuable in bearer form will agree that it will not offer, sell or deliver, directly or indirectly, Offered Bonds in bearer form in the United States or its possessions or to United States persons (other than qualifying financial institutions) in connection with the original issuance of the Offered Bonds. See "LIMITATIONS ON ISSUANCE OF BEARER BONDS".

     The Offered Bonds may not be offered or sold directly or indirectly in Great Britain other than to persons whose ordinary business it is to buy or sell shares or debentures (except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985), and this Prospectus and any Prospectus Supplement or any other offering material relating to the Offered Bonds may not be distributed in or from Great Britain other than to persons whose business involves the acquisition and disposal, or the holding, of securities whether as principal or as agent.

     Certain of the Underwriters or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Bonds offered hereby will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York, and for the agents or Underwriters, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York.

                                    EXPERTS

     The audited financial statements included in the Company's Annual Report on Form 10-K for the year ended May 31, 1994, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 29-1104(9) of the District of Columbia Cooperative Association Act provides that an association such as the Registrant shall have the capacity "to exercise . . . any power granted to ordinary business corporations, save those powers inconsistent with this chapter." Section 29-304(16) of the District of Columbia Business Corporation Act permits any corporation:


     To indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit, or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders, or otherwise.



     The Board of Directors of CFC has resolved to indemnify all CFC directors, officers and employees in accordance with the terms of the first sentence of
Section 29-304(16). The Bylaws of CFC also provide for indemnification of all CFC directors, officers and employees as set forth above.


ITEM 16. LIST OF EXHIBITS


       *1 --       Form of Underwriting Agreement to be used in connection with Bonds.
        4 .1    -- Indenture, dated as of February 15, 1994, between the Company and First Bank
                   National Association, as Trustee. Incorporated by reference to Exhibit 4 to
                   Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed by the Company on February 15, 1994 (Registration No. 33-35261).
        4 .2    -- First Supplemental Indenture, dated as of September 16, 1994, between the
                   Company and First Bank National Association, as Trustee. Incorporated by
                   reference to Exhibit 4 to the current report on Form 8-K filed by the Company on September 16, 1994.
       *5 --       Opinion and consent of Milbank, Tweed, Hadley & McCloy.
        8 --       Opinion of Milbank, Tweed, Hadley & McCloy.
       12 --       Schedule of computation of ratio of margins to fixed charges. Incorporated by reference to Exhibit 12 to Registration Statement on Form S-3 filed by the
                   Company on April 5, 1995 (Registration No. 33-58445).
      *23 .1    -- Consent of Arthur Andersen LLP
       23 .2    -- Consent of Milbank, Tweed, Hadley & McCloy. Included as part of Exhibit 8.
       24 --       Power of Attorney (included on signature pages of original filing and of this amendment).
      *25 --       Form T-1 Statement of Eligibility and Qualification under the Trust Indenture
                   Act of 1939 of First Bank National Association, as Trustee.


- ---------------

* Previously filed.

     THE REGISTRANT AND EACH PERSON WHOSE ORIGINAL SIGNATURE APPEARS BELOW HEREBY AUTHORIZES EACH OF SHELDON C. PETERSEN, STEVEN L. LILLY AND JOHN JAY LIST (THE "AGENTS") TO FILE ONE OR MORE AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THE REGISTRATION STATEMENT WHICH AMENDMENTS MAY MAKE SUCH CHANGES IN THE REGISTRATION STATEMENT AS SUCH AGENT DEEMS APPROPRIATE AND THE REGISTRANT AND EACH SUCH PERSON HEREBY APPOINTS EACH SUCH AGENT AS ATTORNEY-IN-FACT TO EXECUTE IN THE NAME AND ON BEHALF OF THE REGISTRANT AND EACH SUCH PERSON, INDIVIDUALLY AND IN EACH CAPACITY STATED BELOW, ANY SUCH AMENDMENTS TO THE REGISTRATION STATEMENT.


                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF FAIRFAX, COMMONWEALTH OF VIRGINIA, ON THE 20TH DAY OF APRIL, 1995.


                                          NATIONAL RURAL UTILITIES
                                            COOPERATIVE FINANCE CORPORATION


                                          By:    /s/  SHELDON C. PETERSEN
                                            ------------------------------------


                                                    SHELDON C. PETERSEN
                                            Governor and Chief Executive Officer



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



               SIGNATURE                              TITLE                        DATE
- ----------------------------------------   ----------------------------   ----------------------
        /s/  SHELDON C. PETERSEN                Governor and Chief
- ----------------------------------------        Executive Officer
          SHELDON C. PETERSEN

         /s/  STEVEN L. LILLY*              Senior Vice President and
- ----------------------------------------     Chief Financial Officer
            STEVEN L. LILLY

         /s/  ANGELO M. SALERA*               Controller (Principal
- ----------------------------------------       Accounting Officer)
            ANGELO M. SALERA

         /s/  J. CHRIS CARIKER*               President and Director
- ----------------------------------------
            J. CHRIS CARIKER

            /s/  GARRY BYE*                Vice President and Director
- ----------------------------------------
               GARRY BYE                                                  April 20, 1995

        /s/  RALPH L. LOVELESS*              Secretary-Treasurer and
- ----------------------------------------             Director
           RALPH L. LOVELESS

         /s/  JOHN C. ANDERSON*                      Director
- ----------------------------------------
            JOHN C. ANDERSON

         /s/  ROBERT J. BAUMAN*                      Director
- ----------------------------------------
            ROBERT J. BAUMAN

           /s/  BILL BERTRAM*                        Director
- ----------------------------------------
              BILL BERTRAM

               SIGNATURE                              TITLE                        DATE
- ----------------------------------------   ----------------------------   ----------------------

         /s/  HAROLD I. DYCUS*                       Director
- ----------------------------------------
            HAROLD I. DYCUS
                                                     Director
- ----------------------------------------
             GLENN ENGLISH

          /s/  NADINE GRIFFIN*                       Director
- ----------------------------------------
             NADINE GRIFFIN

                                                     Director
- ----------------------------------------
               BENSON HAM

          /s/  RALPH HARMEYER*                       Director
- ----------------------------------------
             RALPH HARMEYER

         /s/  GORDON J. HUDSON*                      Director
- ----------------------------------------
            GORDON J. HUDSON

                                                     Director
- ----------------------------------------
             DAVID HUTCHENS

         /s/  GEORGE W. KLINE*                       Director
- ----------------------------------------
            GEORGE W. KLINE

          /s/  PAUL J. LIESS*                        Director
- ----------------------------------------
             PAUL J. LIESS                                                 April 20, 1995

                                                     Director
- ----------------------------------------
             ROBERT MCCLURG

                                                     Director
- ----------------------------------------
            R. LAYNE MORRILL

         /s/  GERARD PAOLUCCI*                       Director
- ----------------------------------------
            GERARD PAOLUCCI

         /s/  TERRY PITCHFORD*                       Director
- ----------------------------------------
            TERRY PITCHFORD
                                                     Director
- ----------------------------------------
             HENRY UMSCHEID

        /s/  ROBERT O. WILLIAMS*                     Director
- ----------------------------------------
           ROBERT O. WILLIAMS

                                                     Director
- ----------------------------------------
             ELDWIN WIXSON

* By       /s/  JOHN JAY LIST
     -----------------------------------
             JOHN JAY LIST
          as attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   EXHIBITS                                        PAGE
- -----   --------------------------------------------------------------------------   -------------
 *1     -- Form of Underwriting Agreement to be used in connection with Bonds.
  4.1   -- Indenture, dated as of February 15, 1994, between the Company and First
           Bank National Association, as Trustee. Incorporated by reference to
           Exhibit 4 to Post-Effective Amendment No. 1 to Registration Statement
           on Form S-3 filed by the Company on February 15, 1994 (Registration No.
           33-35261).
  4.2   -- First Supplemental Indenture, dated as of September 16, 1994, between the Company and First Bank National Association, as Trustee.
           Incorporated by reference to Exhibit 4 to the current report on Form
           8-K filed by the Company on September 16, 1994.
 *5     -- Opinion and consent of Milbank, Tweed, Hadley & McCloy.
  8     -- Opinion of Milbank, Tweed, Hadley & McCloy.
 12     -- Schedule of computation of ratio of margins to fixed charges.
           Incorporated by reference to Exhibit 12 Registration Statement on Form
           S-3 filed by the Company on April 5, 1995 (Registration No. 33-58445).
*23.1   -- Consent of Arthur Andersen LLP
 23.2   -- Consent of Milbank, Tweed, Hadley & McCloy. Included as part of Exhibit
           8.
 24     -- Power of Attorney (included on signature pages of original filing and of this amendment).
*25     -- Form T-1 Statement of Eligibility and Qualification under the Trust
           Indenture Act of 1939 of First Bank National Association, as Trustee.


- ---------------

* Previously filed.